Exhibit 99.1

Contents

1 Letter to Shareholders

3 Sustainability Report

7 Management’s Discussion and Analysis

39 Independent Auditors' Report of Registered Public Accounting Firm

41 Report of Independent Registered Public Accounting Firm

43 Financial Statements

43 Consolidated Balance Sheets

44 Consolidated Statements of Operations

45 Consolidated Statements of Comprehensive Income (Loss)

46 Consolidated Statements of Shareholders’ Equity

47 Consolidated Statements of Cash Flows

49 Notes to Consolidated Financial Statements

91 Shareholder Information

Letter to Shareholders

To our shareholders,

2011 was an extraordinary year for our company.

Financially, we continued to exceed our revenue growth goals. 2011 marked the ninth consecutive year of revenue growth for Westport, with consolidated revenues of $264.7 million for the twelve month period ending December 31, 2011, an increase of 83% compared to $144.4 million reported for calendar year 2010. Revenue growth was strong across the company and each of our business units recorded excellent results: Cummins Westport (“CWI”), up 40%; Westport Light-Duty (“Westport LD”), up 300%; Westport Heavy- Duty (“Westport HD”), up 185%; and Weichai Westport (“WWI”), in China, up 145%. Overall our Q4 2011 revenue was up 155% over last year and we expect continued strong growth in 2012.

Growth will be driven by our current products in existing markets, as well as new products coming in a reasonably continuous stream over the next three years. Research and development has ramped up to over $53 million this year, compared to $32 million in 2010. Research and development is about future products and we are confident that these investments, at this time, are critical and will generate strong returns in both market position and profit contribution.

You’ve heard about some of these programs: CWI has been investing heavily in the recently announced CWI 12-litre engine, now in field trials; we have our Volvo heavy-duty truck engine program; there is a new program to develop an original equipment manufacturer (“OEM”) heavy-duty truck engine in North America; we are launching the Westport WiNG™ Power System (“WiNG System”) for the Ford F250/350 pick-up truck in the second quarter of 2012; and we have a major program to launch a high pressure direct injection (“HPDI”) truck in China with Weichai early next year. In addition, we have been investing with partners like General Motors (“GM”) and Caterpillar to develop new technologies for new markets.

Around the world, natural gas is gaining acceptance as a replacement for gasoline and diesel in the transportation sector. Oil prices continue to rise; gasoline and diesel fuel in the United States rose 30% during the year. The absolute price is a concern, of course, but we also see increasing worries about the fragile nature of the global oil supply chain. Certainly we aren’t about to run out of oil, and the demand for oil will continue to rise. But the arrival of what some analysts call “the golden age of natural gas” offers the world an option to reduce dependency, reduce risk, and capture both economic and environmental benefits as we start to shift strategic pieces of our transportation system to abundant, domestic and low-cost natural gas.

With this strong background trend, Westport has shifted its focus from creating market awareness to entering leading markets with strong, innovative products. We believe a realistic mid- term goal in each of these markets is a penetration rate of 10% to 20%. We want to create a successful ecosystem with enough sustainable momentum that everyone, including our customers and partners, shares the economic benefit of this shift.

Our priorities in 2012 are: first, to sell the product we have available today and create successful and satisfied customers; second, to successfully complete our many product development programs to expand our reach both geographically and in new segments; and third, to exploit our leadership position to capture new opportunities with new OEMs at this critical transition to a transportation sector fuelled by natural gas.

I would like to share some of the key successes this year.

Westport LD Highlights

Our newest business unit, Westport LD works with manufacturers of cars and light trucks to capitalize on the rapidly growing demand for factory-built alternative fuel products. Westport LD offers anything from a simple supply relationship—offering a wide variety of best-in-class specific components needed to build natural gas or liquefied petroleum gas (“LPG”) vehicles—all the way to completely integrated technology and design solutions through a single-source supplier and partner. Westport LD now works with seven of the top ten automotive manufacturers around the world, and we are a leading supplier in China.

In 2011, Westport LD completed two important strategic acquisitions: Emer in Italy, and Alternative Fuel Vehicles (“AFV”) of Sweden. Emer brings a significant technology portfolio and a global reputation for innovation and quality, particularly focused on components relating to fuel management on the vehicle outside the engine. Emer’s expertise and capabilities are a great complement to Westport LD on-engine technologies and expertise.

AFV is a young company put together to develop and manufacture a natural gas version of the Volvo V70 vehicle for the Swedish market in close cooperation with Volvo and government and industry stakeholders. This product was recently named one of Sweden’s safest and most reliable cars. It can also run on renewable natural gas (“RNG”) generated from a range of biogas or biomass feedstock sources like landfill gas. The use of RNG further reduces the greenhouse gas emissions of a natural gas vehicle. With Volvo we hope to expand the product portfolio to include other cars, and expand sales to international markets.

2011 also saw Westport LD’s expansion into the North American market, with a technology development program announced with GM, and two new pick-up trucks incorporating the WiNG Power System. The WiNG System for the F250 and F350 products will be launched in 2012. To support these programs, Westport LD opened design and test facilities in the Detroit area this year.

Westport LD’s full calendar year, ending December 31, 2011, saw revenues of $66.6 million, compared to $16.3 million for calendar year 2010. Contributions from Emer and AFV represented $34.4 million of this revenue.

Westport Innovations Inc. 2011 Annual Report	1

Letter to Shareholders

Cummins Westport Highlights

CWI, our joint venture with Cummins, had its tenth anniversary in 2011 and achieved another record performance in both revenue and profit.

Through CWI we continue to achieve strong market penetration in the refuse sector with sales of more than 1,900 engines in 2011 to public and private fleets.

Earlier this year, CWI announced a new flagship engine, 12-litre displacement, that will further open new markets in the trucking industry.

For the fiscal year ended December 31, 2011, CWI saw revenues of $163.9 million on 5,465 units, compared with $117.1 million on 3,854 units for calendar year 2010. Westport’s share of this income for the 12 months ending December 31, 2011 was $15.2 million, compared to $8.6 million for calendar year 2010.

Westport HD Highlights

We’re encouraged by our progress in the heavy-duty truck market, and 2011 saw the commercial launch of our new 15-litre engine in both Peterbilt and Kenworth trucks. We delivered 274 trucks in 2011 to leading customers such as Robert Transport in Quebec, Vedder Transport in British Columbia, and Heckmann Corporation in Louisiana.

The new partnerships forged in 2011 demonstrate the rapidly developing global demand for heavy-duty trucks fuelled by natural gas. In September, we entered into an agreement with Shell to launch a program that will help North American customers to purchase and operate natural gas vehicles by combining fuel supply, customer support and maintenance into a user-friendly package.

For the 12 months ended December 31, 2011, Westport HD saw revenues of $19.9 million, up from $7.0 million in calendar 2010, an increase of 185%. The shipments of Westport HD systems rose significantly from the previous calendar year, with 274 HD systems shipped to Kenworth and Peterbilt compared to 71 in 2010.

Weichai Westport Highlights

Weichai Westport also set growth records in 2011. We are developing a flagship engine with WWI incorporating our HPDI technology, which will be commercially launched in 2013.

For the twelve months ended December 31, 2011, WWI revenue increased to $109.8 million on 8,541 engines, compared to $44.8 million on 3,602 engines for the calendar year ended December 31, 2010.

High-Horsepower Opportunities

Opportunities in high-horsepower during 2011 have enabled us to expand our portfolio into potential applications such as locomotive, mining, and marine applications. Two new key partnerships formed in 2011 allow us to pursue leadership in an area where new natural gas technology applications can offer significant economic benefits to the customer.

As part of a consortium with Electro-Motive Diesel (“EMD”), Canadian National Railways (“CN”), and Gaz Métro Transportation Solutions, we are working to demonstrate our technology on an EMD locomotive provided by CN. The rail industry is a heavy user of diesel fuel and the use of liquefied natural gas will improve operating costs while helping reduce emissions to meet increasingly stringent regulations. Westport received a funding commitment of CDN$2.3 million from Sustainable Development Technology Canada for this project.

We will also be evaluating natural gas direct injection fuel system technologies for possible use on Caterpillar’s large engines. Westport and Caterpillar have signed an agreement to combine our technologies to develop a fuel system for a multi-cylinder test engine, assessing the performance and efficiency needed for large engine applications.

Operational Developments

In November 2011, the environmental management system established at our Vancouver operations was certified as having met the requirements of ISO 14001:2004. This achievement is evidence of our efforts to develop, design, test and assemble engine and fuel system components that meet or exceed the expectations of our OEM partners and customers. The process of working towards our ISO 14001:2004 certification allowed us to formalize our long-held commitment to environmental performance and continuous improvement.

We are pleased to enclose our fifth sustainability report. In the time we have been publicly disclosing key social and environmental metrics, our perspective on sustainability and corporate responsibility has evolved to a broader vision of shared value. We are challenging ourselves to identify how our technologies, business activities and relationships create value for our stakeholders beyond traditional financial measures. Given the scale of the challenge facing the transportation sector, it is critical that we are part of a global dialogue on energy, responsible development of resources and the benefits of natural gas.

On behalf of our Board of Directors and management team, and our employees around the world, we thank you for your continued support and confidence in Westport.

Sincerely,

David R. Demers

Chief Executive Officer

Bill E. Larkin

Chief Financial Officer

Westport Innovations Inc. 2011 Annual Report	2

Sustainability Report

The Importance of the Global Reporting Initiative

The Global Reporting Initiative (GRI) provides a consistent means for companies to voluntarily report on the economic, social and environmental impacts of their business. The GRI’s 72 indicators and associated methodologies enable companies to facilitate decision-making and improve sustainability performance based on globally recognized indicators.

Perhaps one of the more significant advantages of the GRI is the ability to compare the performance of Westport to our OEM partners and competitors. We work with the largest engine and truck manufacturers in the world and are committed to transparency.

This report, prepared in accordance with the GRI Third Generation Guidelines (G3), discloses data from January 2011 to December 2011. Historical data from the past four fiscal years have been included for comparative purposes, where appropriate.

Westport has self-declared this report to correspond to application Level B in the six-level grid of the GRI G3 guidelines. Application Level B requires us to disclose our performance on at least twenty core economic, social and environmental indicators The GRI has not verified the contents of this report, nor does it take a position on the reliability of information reported herein. For further information about the GRI, visit globalreporting.org.

We welcome your feedback. Any questions or observations regarding the sustainability performance of Westport may be directed to sustainability@westport.com.

Welcome to our fifth Sustainability Report, providing information on our economic, social and environmental performance impacts. Data from five fiscal years have been included to reflect trends, achievements and areas for improvement.

As a clean-technology company, our approach to sustainability encompasses more than compliance, risk management and philanthropy. Our natural gas engines move people and freight around the world and our corporate impact goes beyond the immediate communities where we live and work.

Our approach to sustainability has been driven by data and quantifiable measures but the story behind the numbers is even more compelling. More comprehensive discussion will occur on our website, westport.com.

Social Performance

Community Impacts

Communities and the sustainability and liveability of specific locales or areas may be significantly impacted by an organization’s activities. Westport’s geographic location, with our technical facilities adjacent to homes, schools and other businesses requires us to monitor and manage the potentially adverse impacts our operations might have on our immediate neighbours. Our Facilities Engineering Group maintains a preventative maintenance schedule for key equipment to minimize the likelihood of environmental releases and noise levels in excess of municipal by-laws.

Westport responds to community concerns regarding our facilities, infrastructure, noise levels and environmental impacts in a timely manner. No formal community complaints were received during this reporting period.

Human Rights

Westport is committed to the respect of all fundamental and universally recognized human rights based on accepted international laws and practices such as those set out in the United Nations Universal Declaration of Human Rights and the International Labour Organization. Our commitment to value and uphold human rights is stated in our Code of Conduct that is reviewed annually and signed by all employees.

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Sustainability Report

Social Performance

Anti-Corruption Efforts

All business units are analyzed for risks related to corruption and all employees are trained in ethics and compliance. Our expectations for individual integrity and ethical, moral and legal conduct are outlined in our Code of Conduct. The Code of Conduct has mandated compliance with all applicable laws in the jurisdictions where we operate and has always prohibited the giving or receiving of improper payments to influence business decisions.

In addition, Westport maintains a confidential Ethics Hotline to provide an avenue for employees to raise concerns about corporate conduct. The policy includes the reassurance that they will be protected from reprisals or victimization for “whistle blowing” in good faith.

Employee Development

We strive to provide a healthy work environment characterized by respectful relationships, training and advancement opportunities, respect for human rights and diversity and competitive salaries and benefits.[1] A similar benefits package is offered to both full-time and part-time employees.[2]

Occupational Health and Safety

The health and safety of our employees, facilities and communities is an integral part of daily business at Westport. When gauging world-class safety performance, recordable injury rates and lost-time injury rates are statistical, comparative industry measures. Our results are indicative of our ongoing and significant commitment to injury prevention, risk mitigation, regulatory compliance and continuous safety improvement.

Our Health and Safety Committee members are champions for workplace safety. Westport maintains two Health and Safety Committees in British Columbia or approximately one Committee for every 160 employees.[3] Our Committees are made up of cross-functional management and employee representatives who advise and recommend action on any unresolved workplace health and safety issues brought to them.

Safety Incidents	12 months ended
(unaudited)	Dec. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,
	2011	2011	2010	2009	2008
Recordable injury frequency	1	0	2	0	0
Recordable injury rate [4]	0.31	0	0.82	0	0
Lost time injury frequency	1	0	1	0	1
Lost time injury rate [5]	0.31	0	0.41	0	0.54

Product Responsibility

Quality and safety are imperatives across the product life cycle. Our Quality Management System is certified to ISO 9001:2008 standards for the design, assembly and commercialization of its liquefied natural gas (LNG) fuel systems.

Westport QMS comprises the organization’s policies and procedures that aim to ensure that customer requirements are met with consistency, resulting in enhanced customer confidence and satisfaction. The QMS, other internal requirements and engineering systems have contributed to no incidents of non-compliance with regulations and voluntary codes concerning the health and safety impacts of our products. Internal systems and processes have been established to ensure that the health and safety impacts of our products are assessed in each of the following life-cycle stages:[6]

Health and Safety Impacts Assessed at Life-Cycle Stage	Status
Development of product concept	YES
Research and development	YES
Certification	YES
Manufacturing and production	PARTIAL
Marketing and promotion	YES
Storage, distribution, and supply	PARTIAL
Use and service	YES
Disposal, reuse, or recycling	PARTIAL

It is important to identify improvements and goals beyond regulatory compliance to further expand the life cycle analysis of our products. Our efforts to build on industry best practice and further develop our internal processes will be outlined in future sustainability reports.

Community Engagement

Our employees make significant contributions to the communities in which they live and work. Westport has supported the United Way of the Lower Mainland with a spirited and employee-driven workplace campaign since 2002. Since that time, Westport employees have donated more than $590,000 to the United Way and our campaigns have been recognized as leading workplace efforts.

A key challenge for us is how to link or integrate our voluntary and philanthropic activities with business strategy. We are pleased to support internal fundraising efforts and offer each employee 16 hours of paid leave each year to volunteer with a charitable organization of his/her own choosing.

IMPACT is an employee leadership team established to drive community engagement and community enrichment. Launched in 2007, IMPACT brings together the various volunteer activities, events and initiatives that Westport employees were already involved with into one coordinated effort. IMPACT’s vision of community is broad and encompasses the communities in which we live, our immediate neighbours in Vancouver and our workplace.

IMPACT initiatives and its three pillars of Environment, Education and Community are profiled in more detail on westport.com. These three platforms are the vehicles by which Westport can contribute to solutions related to the alleviation of poverty, a more sustainable environment and a dialogue on the importance of science and technology.

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Sustainability Report

Social Performance

Environmental Performance

Environmental stewardship is a core corporate value. In addition to the environmental benefits of our natural gas engine technologies, it is critical that our facilities are operated with a commitment to sustainability and energy efficiency. Our employees remain the best source of suggestions for how to minimize Westport’s environmental impacts and much progress has been made to date to improve our facilities, testing equipment, fuel system technologies and general operations.

In November 2011, we announced that our Environmental Management System (EMS) was certified as having met the international standards of ISO 14001:2004. Our EMS encompasses the development, design, testing and assembly of alternative fuel systems for original equipment manufacturer (OEM) clients and the general operation of Westport facilities. This certification formalizes the effective environmental practice and process already in place at our Vancouver operations and demonstrates our level of commitment and sophistication to key partners and customers.

Energy

Given the complexity of fuel system testing and the number of engines currently in development at Westport facilities, it is challenging to identify a meaningful energy consumption target at the beginning of the year. What we can do however is emphasize the importance of energy efficiency and operational improvements.

The overall consumption of direct energy decreased in the reporting period. This trend can be attributed to a number of factors:

1	The installation of a new bulk tank in January 2011 enables us to test liquefied natural gas (LNG) pumps and other fuel system components on liquid nitrogen. Nitrogen is an inert gas with similar properties to LNG and will further minimize the greenhouse gas (GHG) emissions from our pump testing operations.

2	Our engineering trucks ran extended hours with increased mileage and the extensive testing of production pumps explains the higher consumption of LNG.

3	A number of test cells were occupied with engine development and durability performance work resulting in the consumption of more compressed natural gas.

Westport is a BC Hydro Power Smart Partner, one of the province’s leading business customers working towards positively impacting their bottom line via the adoption of energy efficient practices to manage consumption in a more sustainable manner.

We now operate four transient dynamometers at our High-Tech Centre facility. A transient dynamometer generates electricity during the engine test thereby offsetting the amount we need to purchase. In the same way that solar panels produce power for the building where they are installed, a transient dynamometer enables our engine development activities to generate electricity that can be used in the same technical facility.

Energy Consumption	gigajoules (GJ) for the 12 months ended
(unaudited)	Dec. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,
	2011	2011	2010	2009	2008
Direct
Diesel	1,250.1	1,146.3	1,919.8	2,050.0	2,200.9
Propane	99.4	119.8	614.5	353.0	38.3
LNG	11,193.0	13,395.0	6,795.0	12,551.1	15,625.2
CNG	19,352.4	13,362.8	28,327.8	19,707.5	20,508.9
Natural gas returned	(3,663.2)	(7,101.5)	(2,508.0)	(7,167.4)	(11,122.1)
Net direct consumption	20,922.3	33,420.3	27,494.2	27,251.3	16,557.6

Indirect
Electrical	7,392.3	5,960.9	8,725.9	8,114.5	8,403.5

Water

As global water resources will be impacted by climate change, water use is becoming an increasingly critical component of each organization’s sustainability performance. Despite this, only the largest industries in British Columbia have water meters with data logging capability and the city of Vancouver does not currently provide meters to light industrial or commercial customers.

Our calculations indicate that Westport facilities cumulatively have an average daily rate of water use of approximately 13.5 m3 per day. Engine and fuel system component testing activities use process water that flows in a closed-loop thereby minimizing total water withdrawals. Water conserving domestic appliances and fixtures have been installed at all locations in an effort to further reduce our impact.

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Sustainability Report

Social Performance

Greenhouse Gas Emissions

The Greenhouse Gas Protocol developed by the World Business Council on Sustainable Development (WBCSD) is the globally accepted standard for GHG emissions accounting. The organizational boundary of this inventory includes all of the British Columbia-based Westport facilities and includes both scope one and scope two emissions. [7] We have not measured scope three emissions to date.

Greenhouse Gas	tonnes CO2 equivalent for the 12 months ended
Inventory[8]	Dec. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,
(unaudited)	2011	2011	2010	2009	2008
Total Scope 1
Direct Emissions	1,805.5	1,192.3	2,005.4	1,383.2	1,563.6
Total Scope 2
Indirect Emissions	237.0	194.0	245.0	244.0	253.0
Total GHG impact	2,042.5	1,386.3	2,250.4	1,627.2	1,815.6

A heavy-duty liquefied or compressed natural gas engine offers a range of environmental benefits including a reduction in GHG emissions. As a clean-technology leader we ask our customers to demonstrate environmental leadership and therefore must do so ourselves. It is critical that we understand the carbon impact of our operations and look for efficiency and process improvements to minimize our own emissions.

Finding comparable organizations against which to benchmark our GHG emissions remains a challenge. There are currently no regulatory requirements for a company of our size to disclose its emissions.[9] The process of compiling a GHG inventory is an important first step in understanding reduction opportunities and measuring progress.

Climate Change Risks

Climate change may yield multiple, interrelated business risk encompassing physical, operational and regulatory dimensions.

Extreme weather events and changing weather patterns may result in physical damage to Westport property and facilities. The physical impacts of climate change may result in increased financial costs such as higher insurance premiums for operations in areas prone to flooding or other natural events. Property taxes may increase as local governments identify infrastructure adaptation requirements.

Energy demands per facility are likely to increase due to extreme temperatures. Carbon pricing mechanisms such as cap and trade regimes and/or a carbon tax will result in higher energy costs.

Westport’s direct operations and actual greenhouse gas emissions are considered low-impact so the actual and anticipated regulatory risks associated with climate change mitigation or compliance obligations are low.

Waste Generation and Diversion

Waste reduction, reuse and recycling programs are well-established and well-maintained. Using generic formulas based on bin size and frequency of collection, Westport generates approximately 200 tonnes of waste annually. Reducing the amount of waste sent to landfill remains a priority and we have launched employee education and awareness efforts to communicate the importance of minimizing the amount of waste generated.

Our Facilities Engineering Group tracks the amount of waste recycled via our hazardous waste program, scrap materials collection and office waste initiatives.

Types of Hazardous and Solid Waste Recycled
Aluminum	Coolant	Lube oil	Stainless steel
Batteries	Diesel	Other plastic	Tires
Beverage Containers	E-waste	Paper	Viscor
Cardboard	Filters / rags	Plastic oil pails	Wastewater[10]
Cellphones	Light bulbs	Solvents	Wood

Environmental Compliance

Compliance with applicable federal, provincial, and municipal regulations is a baseline environmental performance standard and we believe that leading organizations must go beyond minimum environmental requirements. Since its inception in 1996, Westport has not received any fines or non-monetary sanctions for environmental non-compliance.

Footnotes

[1]	As of December 31, 2011, Westport had a world-wide total of 779 employees consisting mostly of engineers and technicians, 426 of which were employed by Westport LD and 79 of which were employed by Westport HD. Of the total number of Westport employees, we had 679 full-time employees and 100 contract or part-time staff in our offices in Vancouver, Canada, Argentina, Australia, China, France, Italy, Korea, Sweden and throughout the United States. CWI had 62 full-time employees, including 52 employees seconded from Cummins, 10 employees seconded from Westport plus one contract staff seconded from Cummins.

[2]	Part-time employees must work at least three days per week to be eligible for the same benefits package as full-time employees. Casual employees or contractors are not eligible for benefits.

[3]	Health and Safety Committees are located at our main technical facility in Vancouver and at the Westport Assembly Centre in Delta.

[4]	The recordable injury incident rate is the annualized rate of occupational injuries and illness per 100 employees. It is a calculation of the number of injuries x 200,000/employee hours worked. First aid classified injuries are not included.

[5]	The lost time injury rate is a calculation of the total number of lost time injuries x 200,000/employee hours worked. Lost days refer to scheduled work days and the count begins on the next scheduled work day immediately after the injury.

[6]	This list of life cycle stages is contained within the GRI G3 guidelines.

[7]	Scope One Direct Emissions encompass both liquefied and compressed natural gas, diesel, propane, and fuel used in company vehicles. Scope Two Indirect Emissions include emissions associated with the purchase and use of electricity. Scope Three Indirect Emissions include emissions associated with raw materials processing, employee travel, waste management and materials production.

[8]	The GHG Protocol methodology used at this time only includes emissions associated with fuel consumption and not energy and emissions associated with fuel production, distribution and transport.

[9]	In Canada, Large Final Emitters (LFEs), those facilities that emit the equivalent of 100,000 tonnes (100 kT) or more of carbon dioxide (CO2) equivalents per year are required to disclose their emissions.

[10]	Wastewater includes ultrasonic cleaner solution and alkaline water from cooling water towers.

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BASIS OF PRESENTATION

This Management’s Discussion and Analysis (“MD&A”) for Westport Innovations Inc. (“Westport”, the “Company”, “we”, “us”, “our”) is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended December 31, 2011. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The Company’s reporting currency is the U.S. dollar. This MD&A is dated February 28, 2012.

On May 30, 2011, the Board of Directors approved a fiscal year-end change from March 31 to December 31 to align the year ends of all consolidated operating companies to the calendar year. As a result of changing our year end, the current reporting period is a “stub” period of only 9 months (April 1, 2011 to December 31, 2011). Due to the difference in period lengths, the income statement and statement of cash flows is not directly comparable.

Additional information relating to Westport, including our Annual Information Form (“AIF”) and Form 40-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All financial information is reported in U.S. dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such statements include but are not limited to statements regarding the demand for our products, our investments, cash and capital requirements, the intentions of partners and potential customers, the performance of our products, our future market opportunities, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, and timing of when we will adopt or meet certain accounting and regulatory standards. These statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward looking statements. These risks include risks related to revenue growth, operating results, industry and products, general economy, conditions of the capital and debt markets, government or accounting policies and regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent Annual Information Form filed on SEDAR at www.sedar.com. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim

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any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by National Instrument 51-102.

The forward looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport does not undertake any obligation to release publicly any revisions to these forward looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events.

BUSINESS OVERVIEW

We are a leading provider of high-performance, low-emission engine and fuel system technologies utilizing gaseous fuels. Our technology and products enable petroleum-based fuel engines to use primarily natural gas, giving users a cleaner, and generally less expensive alternative fuel based on a more abundant natural resource. These engines fall into four broad categories, determined by their displacement:

●	light-duty (less than 5.9-litre)
●	medium-duty (5.9- to 8.9-litre)
●	heavy-duty (11- to 16-litre), and
●	high-horsepower (greater than 16-litre)

Since our founding in 1995, we have focused on developing technology that allows us to produce more environmentally sustainable engines without compromising the performance, fuel economy, durability and reliability of diesel engines. The substitution of natural gas for petroleum-based fuel drives a significant reduction in harmful combustion emissions, such as nitrogen oxides, particulate matter and greenhouse gas, in addition to providing a relatively inexpensive alternative fuel from a more plentiful natural resource. Our systems enable combustion engines to use gaseous fuels, such as natural gas, propane or hydrogen. Our research and development effort and investment have resulted in a substantial patent portfolio that serves as the foundation for our differentiated technology offerings and competitive advantage.

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We leverage our proprietary technology by partnering with leading diesel engine, truck and automotive original equipment manufacturers (“OEMs”) to develop, manufacture and distribute our engines to a diverse group of global truck, bus and automotive OEMs. Our strategic relationships with OEMs provide us with access to their manufacturing capacity, supply chain and global distribution networks without incurring the considerable investment associated with these assets. We commercialize our technology in markets where demand for clean, low emission engines is prevalent, including light-duty, medium- to heavy-duty, and heavy-duty, as follows:

•	Westport Light-Duty (“Westport LD”), which is currently composed of Westport LD, OMVL S.p.A. (“OMVL”) and, as of July 1 and October 11, 2011, Emer S.p.A. (“Emer”) and Alternative Fuel Vehicle (“AFV”), respectively, designs, produces and sells high-performance alternative fuel engines, systems and components targeting the high volume light-duty vehicle and engine segments for automotive and industrial markets. Westport LD offers advanced technology natural gas and liquefied petroleum gas (“LPG”) engines and fuel systems for the OEM light-duty automotive and industrial markets. In North America, Westport LD offers fully-integrated, cost-effective solutions available in light-duty vehicles with the Westport WiNG™ Power System—an advanced, integrated, bi-fuel (natural gas / gasoline) system for fleet customers of commercial and passenger vehicles, initially launched on the Ford F-250 and F-350 platforms. The North American business is supported through Westport LD Michigan Technical Center. In Sweden, Westport LD offers natural gas fuel systems engineered and installed by AFV for the Volvo V70 bi-fuel wagon. Westport LD also offers OMVL and Emer brand aftermarket kits and components for conversion of engines from gasoline, or petrol, to compressed natural gas (“CNG”) or LPG. Westport LD leverages the advanced engineering of the Company and the precision high volume manufacturing of our Italian operations OMVL and Emer. For industrial applications, Westport LD offers complete engine solutions to industrial vehicle OEMs and stationary S-2 packagers globally. The Juniper brand engine provides robust performance for material handling, municipal, construction, and other harsh and challenging applications. Westport LD currently supplies Clark Material Handling with a Juniper 2.4-litre CNG and LPG industrial engines based on the Hyundai platform for Clark forklifts sold globally. The Juniper 2.4-litre engine is also available for stationary applications such as engine power units for oilfield applications, where Westport LD sells to Cummins Western Canada, and agricultural installations for electrical power generation. Effective August 3, 2011, the name of Juniper Engines Inc. was formally changed to Westport Light Duty Inc. This was a change of name only, and the business continues unaffected. Westport LD will continue to use the “Juniper” brand.

•	Cummins Westport Inc (“CWI”), our 50:50 joint venture with Cummins, Inc., (“Cummins”), serves the medium- to heavy-duty engine markets. CWI’s engines are offered by many OEMs of transit and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks, material handling trucks, street sweepers and vehicles for selected industrial applications. The fuel for CWI engines is typically carried on the vehicles as CNG or liquefied natural gas (“LNG”). CWI engines are produced at certain Cummins’ plants allowing CWI to leverage Cummins’ manufacturing footprint without incurring additional capital costs. CWI also utilizes Cummins’ supply chain, back office systems and distribution and sales networks.

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•	Westport Heavy-Duty (“Westport HD”) serves the heavy-duty engines markets and currently offers a 15-litre natural gas engine for the heavy-duty trucking market in North America. Westport HD applies our proprietary development platform and is engaged in the engineering, design and marketing of natural gas-enabling technology for the heavy-duty diesel engine and truck market. The fuel for the Westport HD system is typically carried on the vehicle as LNG to provide greater energy density compared to CNG and to allow the vehicle to travel farther before refuelling. At the heart of the Westport HD system is our proprietary high pressure direct injection (“HPDI”) technology, which provides the environmental and cost benefits of natural gas while delivering comparable benefits of diesel engines: high efficiency over the speed and torque operating range, high torque capability and robust reliability.

We have formed additional joint ventures to capitalize on the growth of alternative fuel engines in geographic markets outside of North America. In July 2010, we established Weichai Westport Inc. (“WWI”), a joint venture between Westport (35% interest), Weichai Power Co. Ltd. (“Weichai”) (40% interest) and Hong Kong Peterson (CNG) Equipment Ltd. (25% interest), to focus on the Chinese market. WWI develops, manufactures and sells advanced, alternative fuel engines and parts for use in automobiles, buses, heavy-duty trucks, marine applications and power generation. WWI occupies a 20,000 square metre site in China with an annual production capacity of 20,000 engines. The current engines are widely used in city bus, coach and heavy-duty truck applications in China or exported to other regions globally. WWI is integrating Westport HPDI technology into Weichai’s heavy-duty engine platform for future products seeking to deliver best-in-class solutions in a rapidly developing market.

On July 1, 2011, we acquired Emer. Upon closing, we paid consideration of $39.7 million (€25.6 million), which consisted of $17.6 million (€12.1 million) in cash and 881,860 shares of Westport common stock. The purchase price includes the assumption of approximately $77.0 million (€53.0 million) in existing net debt in Emer. Post-closing, we repaid $36.3 million (€25.0 million) of the debt, leaving $40.7 million (€28.0 million) in net debt.

On September 7, 2011, we entered into an agreement with Royal Dutch Shell Plc to launch a co-marketing program in North America aimed at providing customers a better economic case when purchasing and operating liquefied natural gas–powered vehicles (“LNGV”) by consolidating key value chain components such as fuel supply, customer support and comprehensive maintenance into a single, user-friendly package. Under the terms

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of the agreement, both companies will leverage their industry-leading positions in LNG production and distribution for Shell and LNGV systems and technology for Westport, to deliver a superior integrated commercial solution to participating customers, initially in North America. Also, the companies will collaborate to develop industry standards for LNG as a new transportation fuel in support of their on-going efforts to maintain the highest health, safety and sustainable development practices.

On September 23, 2011, we raised $34.3 million (CDN $36.0 million) through the issuance of debentures offered by Macquarie Private Wealth Inc. (“Macquarie”), on a private placement basis, to replace previously issued debentures that matured in July 2011. The debentures are unsecured and subordinated to senior indebtedness, which mature on September 22, 2014, and bear interest at 9% per annum, payable in cash semi-annually in arrears on March 15th and September 15th of each year during the term, commencing on March 15, 2012. The debentures are not listed on any stock exchange. Westport paid Macquarie a cash commission equal to 3.85% of the gross proceeds of the offering.

On September 28, 2011, we announced that a new natural gas Westport WiNG™ Power System (WiNG™) will be available in the Ford F-250 and F-350 Super Duty pickup trucks sold and serviced through authorized Ford dealers. The F-250 and F-350 pickup trucks can also run on ordinary gasoline. As part of the product launch with Ford Super Duty Pickup Trucks, Westport LD has unveiled the new WiNG™ system, an advanced, integrated, bi-fuel system for passenger and commercial vehicles targeting fleet customers.

On October 12, 2011, we purchased 100% of Alternative Fuel Vehicle Sweden AB (“AFV”) of Gothenburg, Sweden for approximately $7.6 million (SEK 51.0 million). The purchase price consists of a closing amount of approximately $3.1 million (SEK 21 million), of which $2.1 million (SEK 14.3 million) was paid in cash and $1.0 million (SEK 6.7 million) in shares of Westport’s common stock with the number of shares calculated using a 20-day volume-weighted average price. Westport also assumed AFV’s existing debt of approximately $1.2 million (SEK 8.2 million) and repaid a $0.4 million (SEK 2.8 million) shareholder loan to Göteborg Energi. The total purchase price also includes earn-out payments of $2.8 million (SEK 19.0 million) payable in Westport shares and tied to revenue and production milestones to be achieved no later than December 31, 2014.

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SELECTED ANNUAL FINANCIAL INFORMATION

The following table sets forth a summary of our financial results for the nine months ended December 31, 2011 and the twelve months ended March 31, 2011 and March 31, 2010:

Selected Statements of Operations Data

		Twelve months ended
	Nine months ended December 31,	March 31, 2011	March 31, 2010
(expressed in thousands of United States dollars, except for per share amounts, shares outstanding and units shipped)
Units shipped	4,964	3,656	3,921
Total revenue	226,540	148,062	121,653
Gross margin	80,610	57,080	38,674
GM %	36%	39%	32%
Net loss attributed to the Company	(45,794)	(42,142)	(34,511)
Net loss per share – basic and diluted (1)	(0.96)	(1.00)	(1.01)
Weighted average shares outstanding	47,933,348	42,305,889	34,133,247
Cash and short-term investments	85,677	180,303	104,205
Total assets	356,675	273,374	153,936
Long-term financial liabilities (2)	65,577	10,012	12,735
Cash used in operations before changes in non-cash working capital (3)	(24,217)	(24,611)	(23,123)
CWI income for the year after taxes	25,926	15,998	14,330
CWI income attibutable to the Company	12,963	7,999	7,165

(1)	Fully diluted loss per share is the same as basic loss per share as the effect of conversion of stock options, warrants and performance share units would be anti-dilutive.
(2)	Excluding warranty liability and other long-term liabilities
(3)	see non-GAAP financial measures

OVERVIEW OF RESULTS – YEAR ENDED DECEMBER 31, 2011

Operating Results

For the nine months ended December 31, 2011, our consolidated revenues increased $78.4 million, or 52.9%, to $226.5 million from $148.1 million for the twelve months ended March 31, 2011. This increase in revenue was driven by an increase in Westport LD revenue of $35.4 million as we began consolidating Emer and AFV in the current year period and increases in CWI and Westport HD revenue of $27.6 million and $15.4 million, respectively.

Consolidated net loss attributable to the Company for the nine months ended December 31, 2011 was $45.8 million, or $0.96 loss per diluted share, compared to a $42.1 million net loss, or $1.00 loss per diluted share, for the twelve months ended March 31, 2011. The $3.7 million increase in net loss was primarily due to an increase in net loss in Westport LD of $8.9 million and Westport HD net loss of $5.4, partially offset by an increase in CWI net income of $5.0 million and a decrease in corporate net loss of $5.6 million.

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Capital Management

On September 23, 2011 we issued 36,000 debenture units for a total gross proceeds of $34.3 million (CDN $36.0 million). Each debenture unit consists of an unsecured subordinate debenture in the principal amount of CDN $1,000 bearing interest at 9% per annum. We have the option to redeem the debentures at any time after 12 months and before 18 months from the date of issue at 115% of their principal amount and at 110% of their principal amount after 18 months. Interest is payable semi-annually and the debenture mature on September 22, 2014.

Cash, cash equivalents and Investments

As of December 31, 2011, our cash, cash equivalents and short-term investments balance was $85.7 million compared to $180.3 million at March 31, 2011. For the nine months ended December 31, 2011, cash used in operations was $35.9 million with $24.2 million used for operating purposes and $11.7 million used for working capital. We also paid cash of $6.5 million and $2.6 million (net of cash acquired) for our acquisition in Emer and AFV, respectively and invested additional capital in our investment in Weichai of $1.0 million. We also purchased $13.3 million of property and equipment, purchased $0.1 million in intangible assets, advanced loans net of repayment of $5.8 million, repaid our subordinated debenture notes and Emer’s long term debt totaling $53.1 million, repaid Emer’s operating lines of credit of $3.2 million, repaid our short-term debt of $0.2 million and CWI paid out a dividend of $10.0 million to our joint venture partner. We issued shares through the exercise of stock options, which resulted in an additional $1.8 million in cash and raised $33.0 million net of financing costs from the issuance subordinated debenture notes. Foreign exchange on Canadian dollar and Euro denominated cash, cash equivalents and short-term investments and unrealized foreign exchange impacts on certain foreign currency denominated balances resulted in a favorable $2.3 million impact on our cash, cash equivalents and short-term investments balance.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. The Company’s accounting policies are described in Note 2 of our fiscal year 2011 annual consolidated financial statements. We have identified several policies as critical to our business operations and in understanding our results of operations. These policies, which require the use of judgment, estimates and assumptions in

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determining their reported amounts, include our accounting of CWI and BTIC Westport Inc. (“BWI”) as variable interest entities, warranty liability, revenue recognition, inventories, property, equipment, furniture and leasehold improvements, stock based compensation, goodwill and intangible assets. The application of these and other accounting policies are described in Note 2 of our fiscal year 2011 annual consolidated financial statements and our 2011 Management and Discussion Analysis. Actual amounts may vary significantly from estimates used.

Variable Interest Entities

A variable interest entity (“VIE”) is any type of legal structure not controlled by voting equity, but rather by contractual and/or other financial arrangements. Interests in VIEs are consolidated by the company that is the primary beneficiary. We have identified CWI and BWI as VIEs and determined that we are the primary beneficiary in both cases. Accordingly, we consolidate CWI and BWI, reflecting 100% of their assets, liabilities, revenues and expenses in our consolidated financial statements and present the 50% interest held by our joint venture partners, Cummins and BTIC, as “Net income attributed to joint venture partners.”

Warranty Liability

Estimated warranty costs are recognized at the time we sell our products and included in cost of revenue. We use historical failure rates and costs to repair product defects during the warranty period, together with information on known products to estimate the warranty liability. The ultimate amount payable and the timing will depend on actual failure rates and the actual cost to repair. We review our warranty provision quarterly and record adjustments to our assumptions based on the latest information available at that time. Since a number of our products are new in the market, historical data may not necessarily reflect actual costs to be incurred, and this exposes the Company to potentially significant fluctuations in liabilities. New product launches require a greater use of judgment in developing estimates until claims experience becomes available. Product specific experience is typically available four or five quarters after product launch, with a clear experience trend not evident until eight to twelve quarters after launch. We generally record warranty expense for new products upon shipment using a factor based upon historical experience from previous engine generations in the first year, a blend of actual product and historical experience in the second year and product specific experience thereafter. Adjustments to the warranty provision are recorded in cost of revenue. During the year, we decreased our warranty provision to reflect new claims experience information received on CWI products. These changes in estimates are discussed further in the “Gross Margin” section under “Results from Operations.”

Revenue Recognition

Our primary source of revenue is from the sale of CWI spark ignited engines, kits, Westport HD LNG systems and

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parts, and Westport LD CNG and LPG fuel systems for OEMs in the light-duty automotive and industrial markets. Product and parts revenue is recognized when the products are shipped and title passes to the customer. Revenue also includes fees earned from performing research and development activities for third parties, as well as technology license fees from third parties. Revenue from research and development activities is recognized as the services are performed. Revenue from technology license fees is recognized over the duration of the licensing agreement. Amounts received in advance of the revenue recognition criteria being met are recorded as deferred revenue.

The Company also earns service revenue from a research and development arrangement with Volvo Powertrain (“VPT”) and Volvo Truck Corporation (“VTC”) under which the Company provides contract services relating to developing natural gas engines or biogas engines for use in Volvo products. Service revenue is recognized using the milestone method upon completion of project milestones as defined and agreed to by the Company and VPT and VTC. The Company recognizes consideration earned from the achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The Company has deemed all milestone payments within the contract to be substantive. The payment associated with each milestone relates solely to past performance and is deemed reasonable upon consideration of deliverables and the payment terms within the contract. Certain milestones under the contract have yet to be defined.

Inventories

Inventories consist of fuel systems, component parts, work-in-progress and finished goods associated with our Westport HD and Westport LD systems. We carry inventory at the lower of weighted average cost and net realizable value. In establishing whether or not a provision is required for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market demand for our products and by changes in technology, which could make inventory on hand obsolete. We perform regular reviews to assess the impact of changes in technology, sales trends and other changes on the carrying value of inventory. When we determine that such changes have occurred and would have a negative impact on the carrying value of inventory on hand, adequate provisions are recorded. Unforeseen changes in these factors could result in the recognition of additional inventory provisions.

Property, Plant and Equipment and Intangible Assets

U.S. GAAP requires that we consider whether or not there has been an impairment in our long-lived assets, such as equipment, furniture and leasehold improvements and intangible assets, whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. If such assets are not recoverable, we are required to write down the assets to fair value. When quoted market values are not available, we use the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value to determine whether or not a write down is required.

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Stock-Based Compensation

We account for stock-based compensation related to stock options, performance share units and restricted share units granted to employees and directors using the fair value method. The resulting compensation expense for stock options is calculated using the Black-Scholes valuation method net of estimated forfeitures and is recognized in results from operations over the period in which the related employee services are rendered. We account for performance shares by calculating the fair value using a Monte-Carlo simulation and restricted share units by calculating the fair value based on the market price of the Company’s common shares on the date of grant. The compensation expense is recorded in the period it is earned, which generally is the period over which the units vest.

Goodwill

We do not amortize goodwill but instead test it annually for impairment, or more frequently when events or changes in circumstances indicate that goodwill might be impaired. This impairment test is performed annually at November 30. We use a two-step test to identify the potential impairment and to measure the amount of impairment, if any. The first step is to compare the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered impaired; otherwise, goodwill is impaired and the loss is measured by performing step two. Under step two, the impairment loss is measured by comparing the implied fair value of the reporting unit goodwill with the carrying amount of goodwill. We determine fair value using widely accepted valuation techniques, including discounted cash flows and market multiple analyses. These types of analyses contain uncertainties because they require management to make assumptions and to apply judgment to estimate industry economic factors and the profitability of future business strategies. It is our policy to conduct impairment testing based on our current business strategy in light of present industry and economic conditions, as well as our future expectations.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Fair value measurements and disclosures

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures, to require more robust disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in level 3 fair value measurements, and transfers between Levels 1, 2, and 3. This update was effective for the Company on April 1, 2011. The adoption of this update increased our disclosure requirements on the fair value of our financial instruments, which is included in note 24.

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Intangibles – Goodwill and Other

In December 2010, the FASB issued ASU No. 2010-28, Intangibles – Goodwill and Other, which modifies step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform step 2 of the impairment test if it is more likely than not that a goodwill impairment exists. This update was effective for the Company on April 1, 2011. Adoption of this update did not have any impact on the consolidated financial statements.

Business Combinations

In December 2010, the FASB issued ASU No. 2010-29, Business Combinations, on the disclosure of supplementary pro forma information for business combinations. A public entity (acquirer) that presents comparative financial statements should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. This update is effective prospectively for acquisitions on or after April 1, 2011 for the Company. As a result of adopting this Update, the additional disclosures required by this Update were made in note 4 related to the Company’s acquisition of Emer and AFV.

Multiple-Deliverable Revenue Arrangements:

In October 2009, the FASB issued ASU No. 2009-13, Multiple-Deliverable Revenue Arrangements. The new guidance provides a more flexible alternative to identify and allocate consideration among multiple elements in a bundled arrangement when vendor-specific objective evidence or third-party evidence of selling price is not available. The new guidance requires the use of the relative selling price method and eliminates the residual method to allocation arrangement consideration. Additional expanded qualitative and quantitative disclosures are also required. The guidance is effective for the Company prospectively for revenue arrangements entered into or materially modified on or after April 1, 2011. Adoption of this update did not have any impact on the Company’s consolidated financial statements.

Fair Value Measurements

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, (“ASU 2011-04”).

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ASU 2011-04 changes the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements to ensure consistency between U.S. GAAP and IFRS. ASU 2011-04 also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This new guidance is to be applied prospectively. The Company does not anticipate the adoption of this standard to have a material impact in the Company’s consolidated financial statement footnote disclosures.

Comprehensive Income

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, (“ASU 2011-05”). ASU 2011-05 eliminates the option to report other comprehensive income and its components in the statement of changes in equity. ASU 2011-05 requires that all nonowner changes in stockholders’ equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the FASB issued ASU No. 2011-12 (“ASU 2011-12”), which defers certain requirements within ASU 2011-05. These amendments are being made to allow the FASB time to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income in all periods presented. This new guidance is to be applied retrospectively. The Company does not expect the adoption of this standard to have any impact on the Company’s consolidated financial statements.

Intangibles – Goodwill and other

In September 2011, the FASB issued ASU No. 2011-08, Intangibles—Goodwill and Other (Topic 350)—Testing Goodwill for Impairment (“ASU 2011-08”), which allows an entity to use a qualitative approach to test goodwill for impairment. ASU 2011-08 permits an entity to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is concluded that this is the case, it is necessary to perform the currently prescribed two-step goodwill impairment test. Otherwise, the two-step goodwill impairment test is not required. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company will be applying this guidance effective for our fiscal year beginning January 1, 2012.

Balance Sheet

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (“ASU 2011-11”). ASU 2011-11 enhances disclosures regarding financial instruments and

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derivative instruments. Entities are required to provide both net information and gross information for these assets and liabilities in order to enhance comparability between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of IFRS. This new guidance is to be applied retrospectively. The Company anticipates that the adoption of this standard will expand its consolidated financial statement footnote disclosures.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis such that appropriate decisions can be made regarding public disclosures. As of the end of the period covered by this report, we evaluated, under the supervision and with the participation of management, including the CEO and CFO, the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a–15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (“Exchange Act”). The CEO and CFO have concluded that as of March 31, 2011, our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified therein and accumulated and reported to management to allow timely discussions regarding required disclosure.

We have also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. No changes were made in our internal control over financial reporting during the year ended December 31, 2011 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. The CEO and CFO, together with other members of management, are responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. Internal control over financial reporting is designed under our supervision, and effected by the Company’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States and the requirements of the Securities and Exchange Commission in the United States, as applicable. There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

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Management, including the CEO and CFO, has evaluated the effectiveness of internal control over financial reporting, as defined in Rules 13a–15(f) and 15d–15(f) of the Exchange Act, in relation to criteria described in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). As allowed by SEC guidance, management excluded from its assessment the 2011 acquisitions of Emer S.p.A and Alternative Fuels Vehicle Sweden AB, which accounted for 18.0% of total assets and 15.2% of total revenues as of and for the nine month period ended December 31, 2011. Based on this evaluation, Management has determined that internal control over financial reporting was effective as of December 31, 2011. KPMG LLP, our independent registered public accounting firm, has audited our consolidated financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of our internal control over financial reporting as of December 31, 2011.

RESULTS FROM OPERATIONS

Nine Months Ended December 31, 2011 Compared to Twelve Months Ended March 31, 2011

Product revenue for the nine months ended December 31, 2011 increased $79.2 million, or 71.7%, to $189.7 million from $110.5 million for the twelve months ended March 31, 2011. CWI product revenue for the nine months ended December 31, 2011 increased $29.9 million, or 35.3%, to $114.5 million on sales of 4,692 units compared to $84.6 million and 3,629 units for the twelve months ended March 31, 2011, which was primarily attributed to higher sales volume of ISL G engines in the Americas. Westport HD revenues for the nine months ended December 31, 2011 increased $13.9 million, or 631.8%, to $16.1 million on shipments of 272 HD systems compared to $2.2 million and 27 HD systems for the twelve months ended March 31, 2011. Westport LD revenues for the nine months ended December 31, 2011 increased $35.4 million, or 149.4%, to $59.1 million compared to $23.7 million for the twelve months ended March 31, 2011 as we began consolidating Westport LD from July 2, 2010 and the consolidation of Emer and AFV in the current year period.

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Product Revenue by Geographic Region

(as a percentage of revenue)

	Nine months ended December 31, 2011	Twelve months ended March 31, 2011

Americas	60%	60%
Asia	18%	15%
Rest of the world	22%	25%

Parts revenue for the nine months ended December 31, 2011 was $26.7 million compared to $29.5 million for the twelve months ended March 31, 2011, a decrease of $2.8 million, or 9.5%. CWI parts revenue for the nine months ended December 31, 2011 was $24.3 million compared with $26.7 million for the twelve months end March 31, 2011. Westport HD parts revenue for the nine months ended December 31, 2011 was $2.4 million compared with $2.7 million for the twelve months end March 31, 2011. The number of engines in the field, their age and their reliability all impacted parts revenue each period. The decrease in parts revenue for both CWI and Westport HD was due to the comparison of the shorter nine months period ended December 31, 2011 to the longer twelve months period ended March 31, 2011.

Service revenue for the nine months ended December 31, 2011 was $10.2 million compared to $8.1 million for the twelve months ended March 31, 2011. This increase was due to the timing of delivering certain milestones during the periods. All costs associated with the Volvo development agreements were recorded as research and development expenses in the period incurred in the consolidated statement of operations.

Gross margin increased $23.5 million to $80.6 million, or 35.6% of total revenue, for the nine months ended December 31, 2011 compared to $57.1 million, or 38.6% of total revenue, for the twelve months ended March 31, 2011. CWI product gross margin and product gross margin percentage for the nine months ended December 31, 2011 were $51.0 million and 44.5%, respectively, compared to $33.7 million and 39.9%, respectively, for the twelve months ended March 31, 2011. This increase in gross margin percentage was due primarily to a reduction in warranty accrual rates compared to the prior year period driven by improved product reliability and product mix. CWI parts gross margin percentage remained consistent at 37.1% for the nine months ended December 31, 2011 compared to 39.6% for the twelve months ended March 31, 2011.

Westport HD gross margin (including product, parts and service) and gross margin percentage for the nine months ended December 31, 2011 were $8.6 million and 30.1%, respectively, compared to $7.5 million and

Westport Innovations Inc. 2011 Annual Report	21

57.1%, respectively, for the twelve months ended March 31, 2011. Westport HD product gross margin for the nine months ended December 31, 2011 was negative $1.3 million driven by launch customer pricing and materials variance on certain shipments. This compares to a negative $1.0 million Westport HD product gross margin for the twelve months ended March 31, 2011 as a result of a campaign expense of $1.2 million. Westport HD recorded gross margin of $10.2 million on service revenue for the nine months ended December 31, 2011 compared to $8.1 million for the twelve months ended March 31, 2010 as a result of reaching milestones during the respective periods. The costs related to the milestones were recorded in research and development costs. Westport HD also recorded a negative parts margin of $0.3 million compared with a positive $0.4 million for the twelve months ended March 31, 2011.

Westport LD gross margin and gross margin percentage for the nine months ended December 31, 2011 were $12.0 million and 20.3%, respectively, compared to $5.3 million and 23.0%, respectively, for the twelve months ended March 31, 2011. Westport LD’s gross margin and gross margin percentage were negatively impacted by the step up of Emer’s inventory when allocating the purchase price to the assets acquired and assumed liabilities. The step up in inventory increased cost of goods sold by $3.5 million. Taking this into consideration, Westport LD gross margin and gross margin percentage would have been $15.5 million and 26.1%, respectively. The increase is due to the consolidation of Emer and AFV as previously noted.

Research and development expenses, net of program funding, for the nine months ended December 31, 2011, increased $8.6 million to $43.3 million compared to $34.7 million for the twelve months ended March 31, 2011. CWI research and development expenses were $6.7 million for the nine months ended December 31, 2011 compared with $10.0 million for the twelve months ended March 31, 2011. The $3.3 million decrease was primarily due to the additional three months in comparing the current nine month period to the prior twelve month period of $2.4 million, a decrease in technology royalty fee of $1.2 million and an increase in government funding of $1.8 million offset by higher material and salary related costs associated with product development of $2.1 million.

Westport HD research and development expenses, which include costs incurred under the Volvo development agreements, were $19.4 million for the nine months ended December 31, 2011 compared with $14.4 million for the twelve months ended March 31, 2011. The $5.4 million increase was primarily as a result of an increase in costs incurred under the Volvo development agreements in the current year of $6.0 million compared with $0.7 million in the prior year nine month period and $4.5 million in costs related to the increase in headcount to support this growing business offset by the additional three months in comparing the current nine month period to the prior twelve month period of $4.4 million.

Westport LD research and development expenses were $11.2 million for the nine months ended December 31, 2011 compared with $3.7 million for the twelve

Westport Innovations Inc. 2011 Annual Report	22

months ended March 31, 2011 primarily related to efforts to expand product offerings to light-duty automotive OEMs and consolidation of Emer and AFV in the current year period. Corporate research and developments expenses were $6.0 million for the nine months ended December 31, 2011 compared with $6.6 million for the twelve months ended March 31, 2011. The $0.6 million decrease was primarily due to the additional three months in comparing the current nine month period to the prior twelve month period of $2.2 million offset by $1.6 million in costs related to the increase in headcount to support new projects.

Research and Development Expenses

(expressed in thousands of U.S. dollars)

	Nine months ended December 31 2011	Twelve months ended March 31 2011

Research and development expenses	$46,047	$36,338
Program funding	(2,753)	(1,675)
Research and development, net	$43,294	$34,663

General and administrative expenses for the nine months ended December 31, 2011 increased $7.3 million to $23.5 million compared to $16.2 million for the twelve months ended March 31, 2011.

CWI general and administrative expenses were $0.8 million for the nine months ended December 31, 2011 compared with $1.2 million for the twelve months ended March 31, 2011. The $0.4 million decrease was primarily due to the additional three months in comparing the current nine month period to the prior twelve month period.

Westport HD general and administrative expenses were $1.2 million for the nine months ended December 31, 2011 compared with $1.0 million for the twelve months ended March 31, 2011. The $0.2 million increase was primarily due to an increase in administrative costs of $0.5 million related to increased headcount to support this growing business offset by the additional three months in comparing the current nine month period to the prior twelve month period of $0.4 million.

Westport LD general and administrative expenses for the nine months ended December 31, 2011 were $6.8 million compared to $2.4 million for the twelve months ended March 31, 2011. The $4.4 million increase was primarily due to costs related to an increase in headcount and the consolidation of Emer and AFV in the current year period.

Corporate general and administrative expenses were $14.7 million for the nine months ended December 31, 2011 compared with $11.6 million for the twelve months ended March 31, 2011. The $3.1 million increase was primarily due to increase in administration costs of $3.7 million related to increased headcount to support this growing business, $0.9 million in stock based compensation, $1.5 million in expenses related to the acquisition of Emer and $1.4 million in professional services offset by the additional three months in comparing the current nine month period to the prior twelve month period of $4.4 million.

Westport Innovations Inc. 2011 Annual Report	23

Sales and marketing expenses for the nine months ended December 31, 2011 increased $3.3 million to $25.0 million compared to $21.7 million in the prior year period.

CWI’s sales and marketing expenses were $9.7 million for the nine months ended December 31, 2011 compared to $7.7 million in for the twelve months ended March 31, 2011. The $2.0 increase in CWI sales and marketing expense was related primarily to an increase in policy expense of $2.5 million and increases in market development, support and travel expenditures of $1.4 million offset by the additional three months in comparing the current nine month period to the prior twelve month period of $1.9 million.

Westport HD sales and marketing expenses were $11.2 million for the nine months ended December 31, 2011 compared with $10.3 million for the twelve months ended March 31, 2011. The $0.9 million increase was primarily due to an increase in compensation and travel costs of $4.6 million from increased headcount to support this growing business offset by the additional three months in comparing the current nine month period to the prior twelve month period of $3.7 million.

Westport LD sales and marketing expenses were $2.8 million for the nine months ended December 31, 2011 compared with $1.4 million for the twelve months ended March 31, 2011. The $1.4 million increase was primarily related to OEM and market development initiatives and the consolidation of Emer and AFV in the current year period.

Corporate sales and marketing expenses were $1.2 million for the nine months ended December 31, 2011 compared to $2.3 million in for the twelve months ended March 31, 2011. The $1.1 decrease was primarily due to the additional three months in comparing the current nine month period to the prior twelve month period.

Foreign exchange gains and losses reflected net realized gains and losses on foreign currency transactions and the net unrealized gains and losses on our non-CWI net U.S. dollar denominated monetary assets and liabilities that were mainly composed of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. In addition, the Company has foreign exchange exposure on its non-OMVL and Emer Euro denominated monetary assets and liabilities including the Euro denominated long-term liability payable to the Sellers of OMVL. For the nine months ended December 31, 2011, we recognized a net foreign exchange gain of $2.0 million with the movement in the Canadian dollar relative to the U.S. dollar. This compares to a net foreign exchange loss of $3.9 million for the twelve months ended March 31, 2011. A majority of the foreign exchange gain for the nine months ended December 31, 2011 was unrealized.

Depreciation and amortization for the nine months ended December 31, 2011 was $6.3 million compared to $3.5 million for the twelve months ended March 31, 2011. The increase primarily related to depreciation of property and equipment and intangible assets acquired in the purchase of Emer and AFV.

Westport Innovations Inc. 2011 Annual Report	24

Income from investment accounted for by the equity method relates to our 35% interest in WWI and our previous 49% interest in Juniper, which was accounted for on an equity basis prior to July 2, 2010. For the nine months ended December 31, 2011, we recorded $1.5 million of income from our interest in WWI. For the twelve months ended March 31, 2011, we recorded income from WWI that was partially offset by losses from our interest in Westport Light Duty Inc. (formerly, Juniper Engines Inc.) resulting in a net equity income of $0.8 million.

Interest on long-term debt and amortization of discount expense for nine months ended December 31, 2011 was $3.0 million and relates to the accretion of the discount on the CDN $15.0 million debentures issued on July 3, 2008, and bearing interest at 9% per annum of $0.9 million, accretion expense relating to the long-term payable to the Sellers of OMVL of $0.3 million, interest expense on the CDN $36.0 million debentures issued on September 23, 2011, bearing interest at 9% per annum, of $1.0 million, and interest expense on Emer senior financing facilities of $0.8 million.

Interest on long-term debt and amortization of discount expense for twelve months ended March 31, 2011 of $3.3 million related to interest and accretion on the CDN $15.0 million debentures of $3.0 million and $0.3 million of accretion expense relating to the long-term payable to the Sellers of OMVL.

Income tax expense for the nine months ended December 31, 2011 was $15.7 million compared to $9.6 million for the twelve months ended March 31, 2011. The current year period amount included $18.6 million related to CWI income taxes, $0.6 million in corporate for withholding taxes on dividend paid by CWI offset by Westport LD income tax recovery of $0.4 million, while in the prior year period, $8.9 million was primarily related to CWI. Westport HD was in a loss position, and the related future tax assets on losses carried forward were subject to a full valuation allowance. Future income tax recoveries and expenses arose on the recognition of temporary differences between the carrying amounts and the tax bases of our assets and liabilities. In the current year period, future income tax recoveries were recorded for CWI and Westport LD of $1.8 million and $1.3 million, respectively, while in the prior year period future income tax recoveries were recorded for CWI and Westport LD of $0.3 million and $0.5 million, respectively.

Year Ended March 31, 2011 Compared to Year Ended March 31, 2010

Product revenue for the year ended March 31, 2011 increased $15.7 million, or 16.6%, to $110.5 million from $94.8 million in the prior fiscal year. CWI product revenue decreased from $87.8 million to $84.6 million as a result of lower shipments of engines, 3,629 units in fiscal year 2011 compared to 3,807 units in fiscal year 2010, and the mix of engines sold.

Westport Innovations Inc. 2011 Annual Report	25

CWI also recorded kit revenue of $2.6 million and natural gas engine margin of $0.7 million in fiscal year 2011 compared to $4.5 million and $4.1 million, respectively, in fiscal year 2010, as we completed deliveries to a customer in India. Westport HD product revenue for the year ended March 31, 2011 decreased to $2.2 million with 27 systems delivered compared to $7.0 million with 114 systems delivered in the prior fiscal year. Included in Westport HD product revenue for fiscal year 2011 was other HD revenue of $0.8 million, which was generated from contract services and the sale of used demo trucks during fiscal year 2011 compared to nil in fiscal year 2010. Westport LD contributed $23.7 million in revenue for the year ended March 31, 2011. The Company commenced consolidating OMVL and Westport Light Duty Inc. (formerly Juniper Engines Inc.) effective July 2, 2010.

Product Revenue by Geographic Region

(as a percentage of revenue)

	Fiscal years ended March 31
	2011	2010
Americas	60%	67%
Asia	15%	14%
Rest of the world	25%	19%

Parts revenue for the year ended March 31, 2011 was $29.5 million compared to $26.9 million in the prior fiscal year, an increase of $2.6 million, or 9.7%. CWI parts revenue for the year ended March 31, 2011 was $26.7 million compared with $24.0 million in the prior fiscal year due to an increase in parts sold and an expanded parts list. The number of engines in the field, their age and their reliability all impact upon parts revenue each period. Westport HD parts revenue for the year ended March 31, 2011 was $2.7 million compared with $2.9 for the year ended March 31, 2010 due to a decrease in shipments of cryogenic tanks from BWI to domestic customers in China of $0.8 million compared with $1.9 million in the prior fiscal year. This decrease was partially offset by an increase of $0.9 million in service and after market parts shipped compared with the prior fiscal year due to a higher number of units in service. Westport LD contributed $0.1 million in parts revenue for the year ended March 31, 2011.

Service revenue for the year ended March 31, 2011 was $8.1 million. The Company achieved two milestones under its development Agreements in September 2010 and March 2011 for the completion of certain proof of concept work. As a result, we recorded revenue on the achievement of these milestones. All costs associated with the development are recorded as research and development expenses in the period incurred in the consolidated statement of operations.

Westport Innovations Inc. 2011 Annual Report	26

Gross margin increased $18.4 million to $57.1 million, or 38.6% of total revenue, for the year ended March 31, 2011 compared to $38.7 million, or 31.8% of total revenue, in the prior fiscal year. CWI product gross margin and product gross margin percentage for the year ended March 31, 2011 were $33.7 million and 39.9%, respectively, compared to $29.8 million and 33.9%, respectively, for fiscal year 2010. This increase in gross margin percentage was due primarily to a reduction in warranty accrual of $3.7 million and campaign accrual of $0.2 million compared to the fiscal year 2010 due to improved product reliability. CWI parts gross margin percentage also increased from 37.4% in the fiscal year 2010 to 39.6% in the fiscal year 2011 primarily due to a reduction in selling and warehousing expenses.

Westport HD gross margin (including product parts and service) and gross margin percentage for the year ended March 31, 2011 was $7.5 million and 57.1%, respectively, compared to a negative $0.1 million and 0.9%, respectively, in the prior fiscal year. Westport HD product margin for the year ended March 31, 2011 was negative $1.0 million as a result of campaign expense of $1.2 million as well as certain materials variances on engine shipments. This compares to a negative Westport HD product gross margin of $1.3 million in fiscal year 2010. The Company recorded gross margin of $8.1 million on service revenue associated with the development Agreements as a result of achieving milestones during the year since the costs related to the Agreements were recorded as research and development expenses. Westport HD also recorded parts margin of $0.4 million compared with $1.2 million in the prior fiscal year primarily as a result of fewer tank shipments by BWI and lower after market parts sales.

Westport LD recorded gross margin and gross margin percentage of $5.3 million and 23.0%, respectively for the year ended March 31, 2011.

Research and development expenses, net of program funding, for the year ended March 31, 2011 increased $8.5 million to $34.7 million compared with $26.2 million for the prior fiscal year. CWI’s net research and development expenses increased $2.3 million from $7.7 million to $10.0 million during the year ended March 31, 2011. The increase in CWI research and development expense related primarily to the timing of materials spending on product development. Westport HD research and development expenses increased $1.7 million to $14.4 million during the year ended March 31, 2011, primarily as a result of higher material costs associated with product development, higher salary related expense due to an increase in headcount and a reduction in government funding. These increases were offset by lower costs associated with certification efforts on Westport’s 2010 certification program that was achieved in July 2010. Westport LD research and development expenses were $3.7 million for fiscal year 2011 and related to efforts to expand product offerings to light-duty automotive OEMs. Corporate research and development costs increased $0.8 million to $6.6 million due to costs related to the increase in head count.

Westport Innovations Inc. 2011 Annual Report	27

Research and Development Expenses

(expressed in thousands of U.S. dollars)

	Fiscal years ended March 31
	2011	2010
Research and development expenses	$36,338	$27,546
Program funding	(1,675)	(1,333)
Research and development, net	$34,663	$26,213

General and administrative expenses for the year ended March 31, 2011 increased $4.4 million to $16.2 million compared with $11.8 million in the prior fiscal year primarily due to an increase in Westport HD administrative costs of $0.9 million. Corporate general and administrative costs increased $1.2 million and were offset by a decrease in stock-based compensation of $0.3 million. CWI general and administrative expenses increased $0.2 million in fiscal year 2011 primarily due to a one time salary benefit payment. The remaining increase related to Westport LD general and administrative expenses of $2.4 million.

Sales and marketing expenses for the year ended March 31, 2011 increased $5.0 million to $21.7 million compared to $16.7 million in the prior fiscal year. CWI sales and marketing expenses remained flat at $7.7 million for the both fiscal years 2011 and 2010. Westport HD related expenses in fiscal year 2011 increased by $3.6 million to $12.6 million primarily due to increases in stock-based compensation of $0.6 million and increases in OEM related market development, support and travel expenditures of $3.0 million. Westport LD sales and marketing expenses were $1.4 million during fiscal year 2011 and related to OEM and market development initiatives.

Foreign exchange gains and losses reflect net realized gains and losses on foreign currency transactions and the net unrealized gains and losses on our non-CWI net U.S. dollar denominated monetary assets and liabilities that are mainly composed of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. In addition, the Company has foreign exchange exposure on its non-OMVL euro denominated monetary assets and liabilities including the euro denominated long-term liability payable to the Sellers of OMVL. For the year ended March 31, 2011, we recognized a net foreign exchange loss of $3.9 million driven by the significant increase in the Canadian dollar relative to the U.S. dollar. A significant portion of this loss is unrealized. This compares to a net foreign exchange loss of $0.4 million in fiscal year 2010.

Westport Innovations Inc. 2011 Annual Report	28

Depreciation and amortization for the years ended March 31, 2011 and 2010 was $3.6 million and $2.0 million, respectively. The increase in depreciation and amortization of $1.6 million was primarily due to the depreciation of property and equipment and intangible assets acquired in the purchase of OMVL.

Income from investment accounted for by the equity method for the years ended March 31, 2011 and 2010 was $0.8 million and a loss of $1.0 million, respectively. The amounts recorded in the fiscal year 2011 relates to our 35% interest in WWI and our previous 49% interest in Juniper, which was accounted for on an equity basis prior to July 2, 2010. For the year ended March 31, 2011, we recorded income from WWI of $1.0 million that was partially offset by losses of $0.2 million from our interest in Juniper in the first quarter of fiscal year 2011.

Interest on long-term debt and amortization of discount expense for year ended March 31, 2011 was $3.3 million compared with $2.5 million for the year ended March 31, 2010. Fiscal year 2011 included interest and accretion of the discount on the CDN $15.0 million debentures issued on July 3, 2008 and bearing interest at 9% per annum, and the Company also recorded $0.3 million of accretion expense relating to the long-term payable to the Sellers of OMVL. Interest on long-term debt and amortization of discount of $2.5 million for the year ended March 31, 2010 related to interest and accretion on the subordinated debenture notes and interest on our demand installment loan.

Gain on sale of long-term investments in fiscal year 2010 related to the sale of Clean Energy shares and the sale of our remaining interest in Wild River Resources Ltd. (“Wild River”). The Company sold 184,311 shares of Clean Energy in fiscal 2010 resulting in a gain on sale of $2.7 million. As at March 31, 2011 and 2010, the Company no longer owned any shares in Clean Energy. We also sold our interest in Wild River for net proceeds of $0.1 million resulting in a gain of $0.1 million in fiscal year 2010.

Income tax expense for the year ended March 31, 2011 was $9.6 million, which compares to an expense of $8.4 million for the year ended March 31, 2010. Current income tax expense representing cash taxes payable was $8.9 million in fiscal year 2011 compared with $9.7 million in fiscal year 2010, and we recorded a future income tax expense of $0.8 million, which compares to a recovery of $1.2 million in the prior fiscal year. Future income tax recoveries and expenses arise on the recognition of temporary differences between the carrying amounts and the tax bases of our assets and liabilities. CWI represents the majority of the tax provision in both fiscal year 2011 and 2010 as the provision relating to CWI was $9.2 million and $8.2 million, respectively. Also, included in fiscal year 2011 is tax expense for OMVL of $0.1 million. Westport HD entities are primarily in a loss position or

Westport Innovations Inc. 2011 Annual Report	29

have losses carried forward that offset taxable income. During fiscal years 2011 and 2010, we paid withholding tax on dividends of $0.3 million and $0.1 million, respectively. During fiscal year 2010, there was also future income tax expense related to the sale of our Clean Energy shares of $0.1 million as a result of reversing a future tax credit arising on available for sale investments.

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

As at December 31, 2011, our cash, cash equivalents and short-term investment position was $84.6 million, a decrease of $95.7 million from $180.3 million at March 31, 2011. Cash and cash equivalents consist of guaranteed investment certificates, term deposits and bankers acceptances with maturities of 90 days or less when acquired. Short-term investments consist of investment grade bankers’ acceptances, term deposits and commercial paper. We invest primarily in short-term paper issued by Schedule 1 Canadian banks, R1 high rated corporations and governments.

For the nine months ended December 31, 2011, our cash used in operations was $35.9 million. Cash used in operations before changes in non-cash working capital, a non-GAAP measure, was $24.2 million. Changes in non-cash working capital resulted in a reduction of $11.7 million. The $11.7 million change in working capital was impacted, by increases in accounts payable and accrued liabilities of $3.3 million, warranty liability of $5.9 million, deferred revenue of $4.4 million, accounts receivable of $18.6 million, inventory of $2.1 million, and prepaid expenses of $4.6 million. Cash used in investing activities included cash paid to acquire Emer and AFV (net of cash acquired) of $6.5 million and $2.6 million, respectively, purchase of fixed assets of $13.3 million, loan advances net of repayment of $5.8 million, additional capital investment in Weichai of $1.0 million and purchase of intangible assets of $0.1 million offset by net proceeds from the sale of short-term investments of $15.5 million. Cash provided by financing activities included $33.0 million net of financing costs raised from the issuance of subordinated debenture notes and $1.8 million in shares issued for stock option exercises. This is offset by repayment of our previous subordinated debt of $15.5 million, Emer long-term debt of $37.6 million, Emer operating lines of credit of $3.2 million and our short-term debt of $0.2 million. CWI also paid $10.0 million in dividends to each parent company with Cummins share reflected as a reduction of the joint venture partners’ share of net assets of joint venture.

Foreign exchange resulted in a positive adjustment to cash and cash equivalents of $3.2 million as a large portion of our cash balances are maintained in Canadian dollars and Euro, and we also are exposed to unrealized foreign exchange gains and losses on our foreign currency denominated assets and liabilities, which result in an adjustment when reconciling from net loss to cash and cash equivalents.

Westport Innovations Inc. 2011 Annual Report	30

Our plan is to use our current cash, cash equivalents and short-term investments, our share of CWI profits and borrowings under our credit facility to fund our committed milestones and obligations for our current programs. We will also continue to seek third party and government funding on commercially acceptable terms to offset costs of our investments; however, there are no guarantees that we will be successful in obtaining third party funding on acceptable terms or at all.

On September 29, 2011, the Company amended its credit facility that increased the maximum borrowings from CDN$20.0 million to CDN$30.0 million. The credit facility is governed by a margin requirement limiting such borrowings to a calculated amount based on cash and investments held with the creditor. Borrowings may be drawn in the form of direct borrowings, letters of credit, foreign exchange forward contracts and overdraft loans. Outstanding amounts on direct borrowings and overdraft loans drawn under this credit facility bear interest at the prime rate, and letters of credit bear interest at 0.75% per annum.

On February 22, 2012, the Company announced its offering of 5,500,000 common shares at a price of $43.25 per share in the United States and Canada, for gross proceeds of $237.9 million. The Company granted the underwriters of the offering an option to purchase an additional 825,000 common shares at the offering price. On February 27, 2012, the Company announced the closing of its offering of common shares, including the exercise of the underwriters’ over-allotment option in full. With the exercise of the option, the Company issued a total of 6,325,000 common shares under the offering for gross proceeds of $273.6 million.

Westport capital requirements will vary depending on a number of factors, including the timing and size of orders for our LNG systems, our ability to successfully launch products on time, our supply chain and manufacturing requirements, our success in executing our business plan, relationships with current and potential strategic partners, commercial sales and margins, product reliability, progress on research and development activities, capital expenditures and working capital requirements. We also continue to review investment and acquisition opportunities on a regular basis for technologies, businesses and markets that would complement our own products or assist us in our commercialization plans. Significant new orders, expanded engine programs, acquisitions or investments could require additional funding. If such additional funding is not available to us, if expected orders do not materialize or are delayed, or if we have significant overspending in our programs, we may be required to delay, reduce or eliminate certain research and development activities, reduce or cancel inventory orders, and possibly forego new program, acquisition or investment opportunities. Any of those circumstances could potentially result in a delay of the commercialization of our products in development and could have an adverse effect on our business, results of operations, liquidity and financial condition.

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This “Capital Requirements, Resources and Liquidity” section contains certain forward looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers are encouraged to read the “Forward Looking Statements and Basis of Presentation” sections of this MD&A, which discusses forward-looking statements and the “Risks and Uncertainties” section of this MD&A and of our Annual Information Form.

SHARES OUTSTANDING

For the nine months ended December 31, 2011, twelve months ended March 31, 2011 and 2010, the weighted average number of shares used in calculating the loss per share was 47,933,348, 42,305,886 and 34,133,247, respectively. During the nine months ended December 31, 2011, we granted nil stock options and 269,292 share units relating to our long-term incentive programs. The shares, share options and performance share units outstanding and exercisable as at the following dates are shown below:

	December 31, 2011		February 28, 2012
	Number	WAEP*	Number	WAEP*
		$		$
Shares outstanding	48,455,601		54,845,530
Share Options
- Outstanding	328,027	8.96	1,043,401	26.97
- Exercisable	311,360	8.55	270,257	8.33
Share Units
- Outstanding	1,250,917	N/A	1,408,407	N/A
- Exercisable	276,931	N/A	273,373	N/A

*weighted average exercise price (CDN$)

SUMMARY OF QUARTERLY RESULTS AND DISCUSSION OF THE QUARTER ENDED DECEMBER 31, 2011

Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, product launch dates, research and development project cycles, timing of related government funding and foreign exchange impacts. Net loss has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, stock-based compensation awards, recognition of tax benefits and other similar events.

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The “Selected Quarterly Operations Data” table below, provides summary unaudited financial data for our last eight quarters:

Selected Quarterly Operations Data (unaudited)	For the three months ended
	31-Mar-10	30-Jun-10	30-Sep-10	31-Dec-10	31-Mar-11	30-Jun-11	30-Sep-11	31-Dec-11

Units shipped	1,044	730	1,115	1,036	775	1,073	1,710	2,181

(expressed in thousands of United States dollars except for per share amounts)

Product revenue	$27,503	$18,870	$34,189	$30,976	$26,440	$37,162	$72,232	$80,288
Parts revenue	$6,957	$6,621	$6,663	$8,553	$7,622	$7,704	$8,458	$10,516
Engineering Service Revenue	$—	$—	$4,052	$—	$4,076	$—	$351	$9,830
Total revenue	$34,460	$25,491	$44,904	$39,529	$38,138	$44,866	$81,041	$100,634
Cost of sales	$22,983	$16,738	$27,082	$26,663	$20,499	$29,663	$55,236	$61,031
Gross margin	$11,477	$8,753	$17,822	$12,866	$17,639	$15,203	$25,805	$39,603
Gross margin percentage	33%	34%	40%	33%	46%	34%	32%	39%
Net loss for the period attributable to the Company	$(11,700)	$(8,050)	$(6,217)	$(13,495)	$(14,380)	$(18,113)	$(13,162)	$(14,519)
Loss per share:
Basic	$(0.32)	$(0.20)	$(0.16)	$(0.31)	$(0.31)	$(0.38)	$(0.27)	$(0.30)
Diluted*	$(0.32)	$(0.20)	$(0.16)	$(0.31)	$(0.31)	$(0.38)	$(0.27)	$(0.30)
Company’s 100% share of CWI net income	$5,666	$3,034	$5,280	$3,160	$4,524	$5,886	$9,394	$10,646
CWI net income attributable to the Company	$2,833	$1,517	$2,640	$1,580	$2,262	$2,943	$4,697	$5,323

*	Fully diluted loss per share is not materially different as the effect of stock options, warrants and performance share units would be anti-dilutive.

THREE MONTHS ENDED DECEMBER 31, 2011 AND 2010

Our consolidated revenue for the three months ended December 31, 2011 was $100.6 million, an increase of $61.1 million, or 154.7%, from $39.5 million for the three months ended December 31, 2010. This increase was driven by an increase in Westport LD revenue of $14.7 million as the Company began consolidating Emer on July 1, 2011 and AFV on October 23, 2011. CWI product revenue increased $25.3 million as unit sales increased from 1,036 units to 2,011 units primarily as the result of increased sales volume of ISL G engine sales in the Americas. CWI parts revenue increased by $1.4 million quarter over quarter due to an increase in the number of units in service and an expanded parts list. Westport HD revenues for the quarter ended December 31, 2011 increased by $19.7 million due to $9.8 million in service revenue recorded in the current quarter under our development agreements, an increase in product revenue of $9.3 as unit sales increased 170 units for the quarter ended December 31, 2011 compared to nil in the prior year period, and an increase in parts revenue of $0.6 million.

Our consolidated net loss for the three months ended December 31, 2011 was $14.5 million, or a loss of $0.30 per diluted share, compared to a net loss of $13.5 million, or a loss of $0.31 per diluted share, for the three months ended December 31, 2010. The $1.0 million increase in net loss relates primarily to an increase in Westport LD net loss of $6.1 million and corporate net loss of $2.0 million. This is partially offset by an increase in our 50% share of CWI net income of $3.8 million, a decrease in Westport HD loss of $3.3 million due to increase in service revenue of $9.8 million partially offset by increased operating expenses of $6.5 million.

Westport Innovations Inc. 2011 Annual Report	33

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

	Carrying amount	Contractual cash flows	< 1 year	1 - 3 years	4-5 years	> 5 years
Accounts payable and accrued liabilities	$55,807	$55,807	$55,807	$—	$—	$—
Unsecured subordinated debentures (1)	35,398	44,077	2,246	41,831	—	—
Long-term payable (2)	9,330	9,859	—	9,859	—	—
Senior financing (3)	24,871	28,791	8,124	8,866	9,493	2,308
Senior revolving financing	11,360	14,386	12,191	1,033	1,033	129
Other bank financing	2,557	2,720	1,711	470	395	144
Other long-term debt	2,629	2,845	1,236	1,347	260	2
Operating lease commitments	—	10,568	4,122	5,073	1,373	—
Royalty payments (4)	—	23,735	1,327	2,655	19,753	—
	$141,952	$192,788	$86,764	$71,134	$32,307	$2,583

(1)	Includes interest at 9%.
(2)	Includes interest at 3.72%.
(3)	Includes interest at 6-month Euribor plus 2.5%
(4)	From fiscal 2011 to 2015, inclusive, the Company is obligated to pay annual royalties equal to the greater of $1,327 (CDN$1,350) or 0.33% of the Company’s gross annual revenue from all sources, provided that gross revenue exceeds CDN$13,500 in any aforementioned fiscal year, up to a maximum of $27,718 (CDN$28,189). The Company has assumed the minimum required payments. CWI is also obligated pay annual royalties of 2.75% of engine revenue to Cummins up to a cumulative maximum of $10,400. The Company has a remaining obligation of $nil.

Contractual Commitments

Capital lease obligations related primarily to office equipment and machinery, have initial terms of three to five years and have interest rates ranging from 2.13% to 15.92%. Operating lease commitments represent our future minimum lease payments under leases related primarily to our operating premises and office equipment.

Short-term Debt

On July 1, 2011, we acquired 100% of Emer and assumed existing debt within Emer of $42.4 million. The senior financing agreement of $26.5 million bears interest at the 6-month Euribor plus 2.5% with quarterly principal and interest payments. The senior revolving facility of $12.1 million bears interest at the 6-month Euribor plus 2.50% and will be repaid through payments of $6.7 million and $5.4 million on March 31, 2016 and September 30, 2017, respectively. The revolving financing facility of $1.9 million is classified as a current liability.

Subordinated Debenture Notes

On July 3, 2011, our subordinated debenture notes matured, and we repaid the principal of CDN $15.0 million plus accrued interest.

On September 23, 2011, we raised CDN $36.0 million through the issuance of debentures. The debentures are unsecured and subordinated to senior indebtedness, mature on September 22, 2014 and bear interest at 9% per annum,

Westport Innovations Inc. 2011 Annual Report	34

payable in cash semi-annually in arrears on March 15th and September 15th of each year during the term, commencing on March 15, 2012. We paid to Macquarie a cash commission equal to 3.85% of the gross proceeds of the offering.

Capital contribution

On October 13, 2011, the Company, along with Weichai Power Co. Ltd. and Hong Kong Peterson (CNG) Equipment Ltd., contributed additional capital into WWI. The Company contributed $1.0 million (RMB 6.3 million).

Royalty Payments

Royalty payments include annual royalties payable to ITO as outlined in “Government Funding” below as well as a technology access royalty fee payable from CWI to Cummins, which is equal to 2.75% of engine revenue, to a cumulative maximum of $10.4 million. As of December 31, 2011, the cumulative maximum of $10.4 million has been paid.

CONTINGENT OFF-BALANCE SHEET ARRANGEMENTS

Government Funding

We are continually exploring strategic opportunities to work with governments to provide them with alternative fuel solutions. As a result of our government partnerships, we recognized $2.8 million in government funding during the nine months ended December 31, 2011 compared with $1.7 million for the twelve months ended March 31, 2011 and $1.3 million for the twelve months ended March 31, 2010. Under certain repayment terms, we are obligated to repay royalties as follows:

	INDUSTRIAL TECHNOLOGIES OFFICE (FORMERLY TECHNOLOGY PARTNERSHIPS CANADA)	DEPARTMENT OF NATURAL RESOURCES CANADA

DESCRIPTION	Fund 30% of the eligible costs of, among other research projects, the adaptation of Westport’s technology to diesel engines, up to $18.9 million CDN.	Funded $1.0 million CDN for demonstration of a low emissions natural gas power generator in Grande Prairie, Alberta.

ROYALTIES	Annual royalties equal to the greater of $1,350,000 CDN or 0.33% of annual gross revenues from all sources, provided that gross revenues exceed $13.5 million CDN.	1% of revenues from future sales of natural gas engines for power generators.

TERM	Fiscal 2010 to fiscal 2015, inclusive; royalty period may be extended until the earlier of March 31, 2018 or until cumulative royalties total $28.2 million CDN.	Earlier of 10 years from project completion date (August 30, 2004), or when cumulative royalties total $1.0 million CDN.

Westport Innovations Inc. 2011 Annual Report	35

As at December 31, 2011, royalties of $1.3 million (CDN $1.4 million) relating to ITO were paid and an additional $1.0 million (CDN $1.0 million) was accrued during the year.

BUSINESS RISKS AND UNCERTAINTIES

An investment in our business involves risk and readers should carefully consider the risks described in our Annual Information Form and other filings on www.sedar.com and www.sec.gov. Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks discussed in our Annual Information Form, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operation or prospects. While we have attempted to identify the primary known risks that are material to our business, the risks and uncertainties discussed in our Annual Information Form may not be the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity, results of operation or prospects. A full discussion of the risks impacting our business is contained in the Annual Information Form for the year ended December 31, 2011 under the heading “Risks” and is available on SEDAR at www.sedar.com.

Westport Innovations Inc. 2011 Annual Report	36

NON-GAAP MEASURES

We use certain non-GAAP measures to assist in assessing our financial performance and liquidity. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Non-GAAP measures and reconciliations to financial statement line items for the periods indicated are as follows:

Cash flows from operations before changes in non-cash working capital

	Nine Months ended December 31 2011	Twelve Months ended
		March 31 2011	March 31 2010
(expressed in thousands of U.S. dollars)

Net loss for the year	$(32,836)	$(34,498)	$(27,618)
Items not involving cash:
Depreciation and amortization	6,280	3,455	1,828
Stock-based compensation expense	6,179	4,923	4,530
Future income tax expense (recovery)	(3,963)	761	(1,222)
Change in deferred lease inducements	(47)	(58)	(95)
Gain on disposition of long-term investments	—	—	(2,827)
(Income) loss from investment accounted for by the equity method	(1,500)	(842)	983
Accretion of long-term debt	1,016	1,992	1,298
Other	654	(344)	—

Cash flows from operations before changes in non-cash operating working capital	$(24,217)	$(24,611)	$(23,123)

Westport Innovations Inc. 2011 Annual Report	37

Consolidated Financial Statements

(Expressed in thousands of United States dollars)

WESTPORT INNOVATIONS INC.

For the nine months ended December 31, 2011 and

the years ended March 31, 2011 and 2010

Management’s Report to Shareholders

The consolidated financial statements presented here have been prepared by management in accordance with generally accepted accounting principles in the United States. The integrity and objectivity of the data in these consolidated financial statements are management’s responsibility.

The company has implemented a system of internal accounting and administrative controls in order to provide reasonable assurance that transactions are appropriately authorized, assets are safeguarded, and financial records are properly maintained to provide accurate and reliable financial statements.

The Board of Directors, through its Audit Committee, oversees management’s responsibility for financial reporting and internal control. The Audit Committee is comprised of four directors who are not involved in the daily operations of the Company.

The duties of the committee include the review of the system of internal controls and of any relevant accounting, auditing and financial matters. The Audit Committee meets on a regular basis with management and the Company’s independent auditors to ensure itself that its duties have been properly discharged. The Audit Committee reports its findings to the Board for consideration in approving the financial statements for issuance to the shareholders.

David R. Demers,

Chief Executive Officer

February 28, 2012

Bill E. Larkin,

Chief Financial Officer

February 28, 2012

Westport Innovations Inc. 2011 Annual Report	38

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Westport Innovations Inc.

We have audited the accompanying consolidated financial statements of Westport Innovations Inc., which comprise the consolidated balance sheets as at December 31, 2011 and March 31, 2011, the consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for the nine-month period ended December 31, 2011 and the years ended March 31, 2011 and March 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with generally accepted accounting principles in the United States, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as, evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative

(“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

Westport Innovations Inc. 2011 Annual Report	39

Westport Innovations Inc.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Westport Innovations Inc. as at December 31, 2011 and March 31, 2011 and its consolidated results of operations and its consolidated cash flows for the nine-month period ended December 31, 2011 and the years ended March 31, 2011 and March 31, 2010 in accordance with generally accepted accounting principles in the United States.

Other Matters

The Company’s consolidated financial statements for the years ended March 31, 2011 and March 31, 2010 were previously prepared in conformity with Canadian generally accepted accounting principles. As more fully described in note 3(a) to the consolidated financial statements, the Company elected, on April 1, 2011, to change its basis of preparing its consolidated financial statements to US generally accepted accounting principles. Consequently, the Company’s consolidated financial statements for March 31, 2011 and March 31, 2010 referred to above have been restated to conform with US generally accepted accounting principles.

As discussed in note 3(a) to the consolidated financial statements, the Company has elected to change its timing of its annual goodwill impairment testing date from January 31 to November 30.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Westport Innovation Inc.’s internal control over financial reporting as of December 31, 2011 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated February 28, 2012 expressed an unmodified opinion on the effectiveness of Westport Innovation Inc.’s internal control over financial reporting.

//s// KPMG LLP

Chartered Accountants

February 28, 2012

Vancouver, Canada

Westport Innovations Inc. 2011 Annual Report	40

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Westport Innovations Inc.

We have audited Westport Innovations Inc.’s, (the “Company”) internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Financial Statements and Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative

(“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

Westport Innovations Inc. 2011 Annual Report	41

Westport Innovations Inc.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

The Company acquired Emer S.p.A during the nine-month period ended December 31, 2011 and management excluded from its assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2011, Emer S.p.A’s internal controls over financial reporting associated with total assets of $123,892 and total revenues of $31,831 included in the consolidated financial statements of the Company as of and for the nine-month period ended December 31, 2011. Our audit of internal control over financial reporting of the Company also excludes an evaluation of internal controls over financial reporting of Emer S.p.A.

The Company acquired Alternative Fuel Vehicle Sweden AB during the nine-month period ended December 31, 2011 and management excluded from its assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2011, Alternative Fuel Vehicle Sweden AB’s internal controls over financial reporting associated with total assets of $2,720 and total revenues of $2,566 included in the consolidated financial statements of the Company as of and for the nine-month period ended December 31, 2011. Our audit of internal control over financial reporting of the Company also excludes an evaluation of internal controls over financial reporting of Alternative Fuel Vehicle Sweden AB.

We also have conducted our audit on the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Our report dated February 28, 2012 expressed an unqualified opinion on those consolidated financial statements.

//s// KPMG LLP

Chartered Accountants

February 28, 2012

Vancouver, Canada

Westport Innovations Inc. 2011 Annual Report	42

WESTPORT INNOVATIONS INC.

Consolidated Balance Sheets

(Expressed in thousands of United States dollars, except share amounts)

	December 31, 2011	March 31,2011
		(Recast – Note 3(a))
Assets
Current assets:
Cash and cash equivalents	$70,298	$148,462
Short-term investments	15,379	31,841
Accounts receivable (note 5)	55,423	15,934
Loan receivable (note 21(a))	19,409	14,200
Inventories (note 6)	37,057	16,805
Prepaid expenses	6,551	1,786
Current portion of deferred income tax assets (note 20(b))	6,447	7,282
Other current assets (note 8)	2,034	—
	212,598	236,310
Long-term investments (note 7)	8,369	5,622
Other assets (note 8)	1,994	1,982
Property, plant and equipment (note 9)	36,243	12,083
Intangible assets (note 10)	36,582	6,859
Deferred income tax assets (note 20(b))	5,075	2,316
Goodwill (note 11)	55,814	8,202

	$356,675	$273,374

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 12)	$55,807	$24,765
Deferred revenue	3,146	2,041
Short-term debt	—	208
Current portion of long-term debt (note 13)	20,568	15,210
Current portion of warranty liability (note 14)	12,978	12,151
	92,499	54,375
Warranty liability (note 14)	11,253	5,884
Long-term debt (note 13)	65,577	10,012
Deferred revenue	10,327	6,932
Deferred income tax liabilities (note 20(b))	3,446	—
Other long-term liabilities (note 15)	3,104	164
	186,206	77,367
Shareholders’ equity:
Share capital (note 17):
Authorized:
Unlimited common shares, no par value Unlimited preferred shares in series, no par value
Issued:
48,455,601 (2011 – 46,972,304) common shares	459,866	430,608
Other equity instruments	6,112	4,205
Additional paid in capital	4,499	5,141
Accumulated deficit	(331,158)	(284,509)
Accumulated other comprehensive income	13,271	25,641
	152,590	181,086
Joint venture partners’ share of net assets of joint ventures (note 21)	17,879	14,921
	170,469	196,007
Commitments and contingencies (notes 16 and 22)
Subsequent events (note 25)
	$356,675	$273,374

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Gottfried Muench ”	Director	“John A. Beaulieu”	Director

Westport Innovations Inc. 2011 Annual Report	43

WESTPORT INNOVATIONS INC.

Consolidated Statements of Operations

(Expressed in thousands of United States dollars, except share and per share amounts)

	Nine months ended December 31,	Years ended March 31,
	2011	2011	2010
		(Recast – Note 3(a))	(Recast – Note 3(a))
Product revenue	$189,682	$110,475	$94,803
Parts revenue	26,677	29,459	26,850
Service revenue	10,181	8,128	—
	226,540	148,062	121,653
Cost of revenue and expenses:
Cost of product and parts revenue	145,930	90,982	82,979
Research and development (notes 18 and 19)	43,294	34,663	26,213
General and administrative (note 18)	23,534	16,211	11,839
Sales and marketing (note 18)	24,961	21,660	16,741
Foreign exchange loss (gain)	(2,036)	3,877	379
Depreciation and amortization	6,280	3,455	1,828
Bank charges, interest and other	1,206	665	419
	243,169	171,513	140,398

Loss before undernoted	(16,629)	(23,451)	(18,745)
Income (loss) from investment accounted for by the equity method (note 7)	1,500	842	(983)
Interest on long-term debt and amortization of discount	(2,998)	(3,323)	(2,539)
Interest and other income	958	1,222	392
Gain on sale of long-term investments (note 7)	—	—	2,827
Loss before income taxes	(17,169)	(24,710)	(19,048)
Income tax recovery (expense) (note 20):
Current	(19,630)	(8,886)	(9,663)
Deferred	3,963	(761)	1,271
	(15,667)	(9,647)	(8,392)
Net loss for the year	(32,836)	(34,357)	(27,440)

Net income (loss) attributed to:
Joint venture partners (note 21)	12,958	7,785	7,071
The Company	(45,794)	(42,142)	(34,511)

Loss per share attributable to the Company:
Basic and diluted	$(0.96)	$(1.00)	$(1.01)

Weighted average common shares outstanding:
Basic and diluted	47,933,348	42,305,889	34,133,247

See accompanying notes to consolidated financial statements.

Westport Innovations Inc. 2011 Annual Report	44

WESTPORT INNOVATIONS INC.

Consolidated Statements of Comprehensive Income (Loss)

(Expressed in thousands of United States dollars)

	Nine months ended December 31,	Years ended March 31,
	2011	2011	2010
		(Recast – Note 3(a))	(Recast – Note 3(a))
Loss for the year	$(32,836)	$(34,357)	$(27,440)
Other comprehensive income (loss):
Unrealized gain on available for sale securities, net of tax of $nil (2011 – $nil; 2010 – $300)	—	—	1,708
Reclassification of net realized gains on available for sale securities to net loss, net of tax of $nil (2011 – $nil; 2010 – $300)	—	—	(2,101)
Cumulative translation adjustment	(12,370)	7,414	14,431
	(12,370)	7,414	14,038

Comprehensive loss	$(45,206)	$(26,943)	$(13,402)

Comprehensive income (loss) attributable to:
Joint venture partners	$12,958	$7,785	$7,071
The Company	(58,164)	(34,728)	(20,473)

See accompanying notes to consolidated financial statements.

Westport Innovations Inc. 2011 Annual Report	45

WESTPORT INNOVATIONS INC.

Consolidated Statements of Shareholders’ Equity

(Expressed in thousands of United States dollars, except share amounts)

	Common Shares outstanding	Share capital	Other equity instruments	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive income	Joint venture partners’ share of net assets of joint ventures	Total shareholders’ equity
Balance, March 31, 2009 (Recast – Note 3 (a))	32,040,540	$232,621	$9,848	$4,000	$(207,856)	$4,189	$10,065	$52,867
Issue of common shares on exercise of stock options	389,580	3,634	—	(1,365)	—	—	—	2,269
Issue of common shares on exercise of performance share units	601,855	3,190	(3,190)	—	—	—	—	—
Issue of common shares on public offering	5,462,500	57,356	—	—	—	—	—	57,356
Share issuance costs	—	(3,192)	—	—	—	—	—	(3,192)
Stock-based compensation	—	—	3,167	1,363	—	—	—	4,530
Net loss for the year	—	—	—	—	(34,511)	—	7,071	(27,440)
Dividends paid by joint ventures	—	—	—	—	—	—	(4,000)	(4,000)
Other comprehensive income	—	—	—	—	—	14,038	—	14,038

Balance, March 31, 2010 (Recast – Note 3 (a))	38,494,475	$293,609	$9,825	$3,998	$(242,367)	$18,227	$13,136	$96,428
Issue of common shares on exercise of stock options	472,414	5,115	—	(1,817)	—	—	—	3,298
Issue of common shares on exercise of performance share units	241,825	3,239	(3,239)	—	—	—	—	—
Issue of common shares on exercise of warrants	858,221	13,853	(4,344)	—	—	—	—	9,509
Cancellation of common shares	(52,131)	(895)	—	—	—	—	—	(895)
Reclassification of fair value of expired warrants	—	—	(2,413)	2,413	—	—	—	—
Stock-based compensation	—	—	4,376	547	—	—	—	4,923
Issue of common shares on public offering	6,957,500	121,756	—	—	—	—	—	121,756
Share issuance costs	—	(6,069)	—	—	—	—	—	(6,069)
Net loss for the year	—	—	—	—	(42,142)	—	7,785	(34,357)
Dividends paid by joint ventures	—	—	—	—	—	—	(6,000)	(6,000)
Other comprehensive income	—	—	—	—	—	7,414	—	7,414

Balance, March 31, 2011 (Recast – Note 3 (a))	46,972,304	$430,608	$4,205	$5,141	$(284,509)	$25,641	$14,921	$196,007
Issue of common shares on exercise of stock options	225,845	2,810	—	(994)	—	—	—	1,816
Issue of common shares on exercise of performance share units	391,612	3,799	(3,799)	—	—	—	—	—
Issue of common shares in connection with acquisitions	915,021	23,052	—	—	—	—	—	23,052
Cancellation of common shares	(49,181)	(403)	—	—	(855)	—	—	(1,258)
Stock-based compensation	—	—	5,706	352	—	—	—	6,058
Net loss for the year	—	—	—	—	(45,794)	—	12,958	(32,836)
Dividends paid by joint ventures	—	—	—	—	—	—	(10,000)	(10,000)
Other comprehensive income	—	—	—	—	—	(12,370)	—	(12,370)

Balance, December 31, 2011	48,455,601	$459,866	$6,112	$4,499	$(331,158)	$13,271	$17,879	$170,469

See accompanying notes to consolidated financial statements.

Westport Innovations Inc. 2011 Annual Report	46

WESTPORT INNOVATIONS INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

	Nine months ended December 31, 2011	Years ended March 31,
		2011	2010
		(Recast – Note 3(a))	(Recast – Note 3(a))
Cash flows from operating activities:
Loss for the year	$(32,836)	$(34,357)	$(27,440)
Items not involving cash:
Depreciation and amortization	6,280	3,455	1,828
Stock-based compensation expense	6,179	4,923	4,530
Deferred income tax expense (recovery)	(3,963)	761	(1,271)
Change in deferred lease inducements	(47)	(58)	(95)
Gain on disposition of long-term investments	—	—	(2,827)
Loss (income) from investment accounted for by the equity method	(1,500)	(842)	983
Accretion of long-term debt	1,016	1,992	1,298
Other	654	(344)	—
Changes in non-cash operating working capital:
Accounts receivable	(18,581)	5,523	(5,667)
Inventories	(2,051)	(1,927)	5,523
Prepaid expenses	(4,639)	(488)	54
Accounts payable and accrued liabilities	3,255	(2,831)	645
Deferred revenue	4,430	3,058	1,526
Warranty liability	5,860	(2,844)	1,495
	(35,943)	(23,979)	(19,418)
Cash flows from investing activities:
Purchase of property, plant and equipment	(13,269)	(3,613)	(204)
Purchase of intangible assets	(123)	—	—
Sale of short-term investments, net	15,516	3,376	7,584
Proceeds from disposition of long-term investments	—	—	3,744
Advances on loan receivable	(29,816)	(20,942)	(17,099)
Repayment on loan receivable	24,013	18,185	12,721
Acquisitions, net of acquired cash (note 4)	(9,084)	(13,016)	—
Investment in equity interest (note 7)	(955)	(4,316)	—
	(13,718)	(20,326)	6,746
Cash flows from financing activities:
Repayment of demand installment loan	—	(3,206)	(1,245)
Repayment on operating lines of credit	(3,240)	—	—
Repayment of short-term debt	(221)	—	(1,120)
Repayment of long-term debt	(53,057)	(117)	(42)
Issuance of subordinated debenture notes	34,345	—	—
Finance costs incurred	(1,392)	—	—
Shares issued for cash	1,816	134,563	59,625
Share issuance costs	—	(6,069)	(3,192)
Dividends paid to joint venture partner	(10,000)	(6,000)	(4,000)
	(31,749)	119,171	50,026
Effect of foreign exchange on cash and cash equivalents	3,246	3,116	2,171

Increase (decrease) in cash and cash equivalents	(78,164)	77,982	39,525
Cash and cash equivalents, beginning of year	148,462	70,480	30,955

Cash and cash equivalents, end of year	$70,298	$148,462	$70,480

Westport Innovations Inc. 2011 Annual Report	47

WESTPORT INNOVATIONS INC.

Consolidated Statements of Cash Flows, Continued

(Expressed in thousands of United States dollars)

	Nine months ended December 31,	Years ended March 31,
	2011	2011	2010
		(Recast – Note 3(a))	(Recast – Note 3(a))
Supplementary information:
Interest paid	$1,349	$1,729	$1,437
Taxes paid	7,460	11,394	8,454
Non-cash transactions:
Purchase of property, plant and equipment by assumption of capital lease obligation	34	—	343
Shares issued on exercise of performance share units	3,799	2,344	3,190
Cancellation of performance share units	1,258	895	—
Common shares issued in connection with acquisitions (note 4)	23,052	—	—
Contingent consideration payable in common shares for Alternative Fuel Vehicle Sweden AB acquisition (note 4)	428	—	—

See accompanying notes to consolidated financial statements.

Westport Innovations Inc. 2011 Annual Report	48

WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars except share and per share amounts)

Nine months ended December 31, 2011

and years ended March 31, 2011 and 2010

1.	Company organization and operations:

Westport Innovations Inc. (the “Company”) was incorporated under the Business Corporations Act (Alberta) on March 20, 1995.

The Company is a provider of high-performance, low-emission engine and fuel system technologies utilizing gaseous fuels. Its technology and products enable light (<5.9-litre), medium (5.9- to 8.9-litre), heavy-duty (11- to 16-litre) and high horsepower (>16-litre) petroleum-based fuel engines to use primarily natural gas, giving users a cleaner, more plentiful and generally less expensive alternative fuel.

The Company is focused on developing technology to enable more environmentally sustainable engines without compromising the performance, fuel economy, durability, and reliability of diesel engines. The substitution of natural gas for petroleum-based fuel drives a significant reduction in harmful combustion emissions, such as nitrogen oxides, particulate matter and greenhouse gas, in addition to providing an abundant, relatively inexpensive alternative fuel. Its systems can be used to enable combustion engines to use gaseous fuels, such as natural gas, propane, or hydrogen. Its research and development effort and investment have resulted in a substantial patent portfolio that serves as the foundation for its differentiated technology offerings and competitive advantage.

The Company has a joint venture interest in Cummins Westport Inc. (“CWI”), a joint venture with Cummins Inc. (“Cummins”), formed in 2001 (note 21 (a)). CWI develops, supports and markets a comprehensive product line of on highway low-emission, high performance engines and ancillary products using proprietary intellectual property.

On July 2, 2010, the Company acquired, through its wholly owned subsidiary, Juniper Engines Italy S.r.l., 100% of the outstanding shares of OMVL S.p.A. (“OMVL”), including its 51% interest in Westport Light Duty Canada Inc. (previously named “Juniper Engines Inc.”, from Società Italiana Tecnomeccanica La Precisa S.p.A. and Sit International B.V (note 4(c)). OMVL is based in Pernumia, Italy and designs, manufactures and markets complete fuelling systems for new vehicles and the aftermarket conversion of engines from gasoline to compressed natural gas and liquefied petroleum gas.

On July 1, 2011, the Company acquired, through its wholly owned subsidiary, Juniper Engines Italy S.r.l., 100% of the outstanding shares of Emer S.p.A. (“Emer”), from Venice S.p.A. (note 4(a)). Based in Brescia, Italy, Emer is a fuel system provider in the compressed natural gas (“CNG”) and liquefied petroleum gas (“LPG”) industry.

On October 12, 2011, the Company acquired, through its wholly owned subsidiary, Westport Light Duty Inc., 100% of the outstanding shares of Alternative Fuel Vehicle Sweden AB (“AFV”) (note 4(b)). Based in Gothenburg, Sweden, AFV is the sole supplier of natural gas fuel systems to Volvo Car Company.

These consolidated financial statements have been presented on a going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations. To date, the Company has financed its operations primarily by equity and debt financing, sale of investments, its share of operating cash flows from CWI, operating cash flows from its wholly owned subsidiaries, and margins on the sale of products and parts. If the Company does not have sufficient funding from internal or external sources, it may be required to delay, reduce or eliminate certain research and development programs and forego acquisition of certain equipment. The future operations of the Company are dependent upon its ability to produce, distribute and sell an economically viable product to attain profitable operations.

Westport Innovations Inc. 2011 Annual Report	49

WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars except share and per share amounts)

Nine months ended December 31, 2011

and years ended March 31, 2011 and 2010

2.	Significant accounting policies:

(a)	Basis of presentation:

The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries and variable interest entities for which the Company is considered the primary beneficiary. Intercompany balances and transactions have been eliminated.

Interests in variable interest entities are consolidated by the Company if the Company is the primary beneficiary. The Company has identified CWI and BTIC Westport Inc. (“BWI”) as variable interest entities and determined that the Company is the primary beneficiary. Accordingly, the Company has consolidated these entities. The 50% interest held by the Company’s joint venture partners is reflected as “joint venture partners’ share of net assets of joint ventures” in these consolidated financial statements.

These consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Effective April 1, 2011, the Company elected to report its consolidated financial statements in accordance with U.S. GAAP. The change in generally accepted accounting principles and its impact on the consolidated financial statements is described in note 3(a).

(b)	Foreign currency translation:

Effective April 1, 2010, the Company changed the reporting currency for its consolidated financial statement presentation from the Canadian dollar to the United States dollar. The functional currency of the Company’s operations continues to be the Canadian dollar except for CWI, which continues to use the U.S. dollar as its functional currency, OMVL and Emer, which use the Euro as their functional currency, and AFV, which uses the Swedish Krona as its functional currency. The Company translates its consolidated Canadian dollar, Euro and Swedish Krona functional currency financial statements into the reporting currency using the current rate method. All assets and liabilities are translated using the period end exchange rates. Shareholders’ equity balances are translated using a weighted average of historical exchange rates. Revenues and expenses are translated using the monthly average rate for the period. All resulting exchange differences are recognized in other comprehensive income.

Transactions that are denominated in currencies other than the functional currency of the Company or its subsidiaries are translated at the rate in effect on the date of the transaction. Foreign currency denominated monetary assets and liabilities are translated at the exchange rate in effect on the balance sheet date. Non-monetary assets and liabilities are translated at the historical exchange rate. All foreign exchange gains and losses are recognized in the statement of operations, except for the translation gains and losses arising from available-for-sale instruments which are recorded through other comprehensive income until realized through disposal or impairment.

Westport Innovations Inc. 2011 Annual Report	50

WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars except share and per share amounts)

Nine months ended December 31, 2011

and years ended March 31, 2011 and 2010

2.	Significant accounting policies (continued):

(b)	Foreign currency translation (continued):

Except as otherwise noted, all amounts in these financial statements are presented in U.S. dollars. The year-end exchange rate of the Canadian dollar as at December 31, 2011 was $1.02 (March 31, 2011 – $1.03), and the average exchange rate for the nine month period ended December 31, 2011 was $1.01 (years ended March 31, 2011 – $0.98; March 31, 2010 – $0.92). The period end exchange rate of the Euro was 1.30 (March 31, 2011 – 1.42), and the average exchange rate for the Euro for the nine month period ended December 31, 2011 was 1.40 (July 2, 2010 to March 31, 2011 – 1.34). The period end exchange rate of the Swedish Krona was 0.15 (October 12, 2011 – 0.15) and the average exchange rate for the Swedish Krona from October 12, 2011 to December 31, 2011 was 6.74.

(c)	Cash and cash equivalents:

Cash and cash equivalents includes cash, term deposits, bankers acceptances and guaranteed investment certificates with maturities of ninety days or less when acquired. Cash equivalents are considered as held for trading and recorded at fair value with changes in fair value recognized in the consolidated statements of operations.

(d)	Short-term investments:

Short-term investments, consisting of investment grade commercial paper, banker acceptances, bearer deposit notes, guaranteed investment certificates and other term deposits, are considered available for sale and recorded at fair value with changes in fair value recognized in accumulated other comprehensive income until realized. A decline in value that is considered other than temporary is recognized in net loss for the period.

(e)	Accounts and loans receivable:

Accounts receivable and loans receivable are measured at amortized cost. An allowance for doubtful accounts is recorded based on a review of specific accounts deemed uncollectible. Account balances are charged against the allowance in the period in which it is considered probable that the receivable will not be recovered.

(f)	Inventories:

The Company’s inventories consist of the Company’s fuel system products (finished goods), work-in-progress, purchased parts and assembled parts. Inventories are recorded at the lower of cost and net realizable value. Cost is determined based on the lower of weighted average cost and net realizable value. The cost of fuel system product inventories, assembled parts and work-in-progress includes materials, labour and production overhead including depreciation. An inventory obsolescence provision is provided to the extent cost of inventory exceeds net realizable value. In establishing the amount of the inventory obsolescence provision, management estimates the likelihood that inventory carrying values will be affected by changes in market demand and technology, which would make inventory on hand obsolete.

Westport Innovations Inc. 2011 Annual Report	51

WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars except share and per share amounts)

Nine months ended December 31, 2011

and years ended March 31, 2011 and 2010

2.	Significant accounting policies (continued):

(g)	Property, plant and equipment:

Property, plant and equipment are stated at cost. Depreciation is provided as follows:

Assets	Basis	Rate
Buildings	Straight-line	10 years
Computer equipment and software	Straight-line	3 years
Furniture and fixtures	Straight-line	5 years
Machinery and equipment	Straight-line	8 years
Leasehold improvements	Straight-line	Lease term

(h)	Long-term investments:

The Company accounts for investments in which it has significant influence using the equity basis of accounting. All other long-term investments, other than warrants, are designated as available for sale and recorded at their fair value to the extent a reliable fair value is determinable. Changes in fair value are recognized in accumulated other comprehensive income (loss). A decline in value that is considered other than temporary is recognized in net loss for the period. Investments in warrants are accounted for as derivative instruments and recognized at fair value. Changes in fair value are recognized in net loss for the year.

(i)	Financial liabilities:

Accounts payable and accrued liabilities, short-term debt and long-term debt are measured at amortized cost. Transaction costs relating to long-term debt are deferred in other assets on initial recognition and are amortized using the effective interest rate method.

(j)	Research and development costs:

Research and development costs are expensed as incurred and are recorded net of government funding received or receivable. Related investment tax credits reduce research and development expenses in the same year in which the related expenditures are charged to earnings or loss, provided there is reasonable assurance the benefits will be realized.

(k)	Government assistance:

The Company periodically applies for financial assistance under available government incentive programs, which is recorded in the period it is received or receivable. Government assistance relating to the purchase of property, plant and equipment is reflected as a reduction of the cost of such assets. Government assistance related to research and development activities is recorded as a reduction of the related expenditures.

(l)	Intangible assets:

Intangible assets consist primarily of the cost of intellectual property, trademarks, technology, customer contracts and non-compete agreements. Intangible assets are amortized over their estimated useful lives which range from 5 to 20 years.

Westport Innovations Inc. 2011 Annual Report	52

WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars except share and per share amounts)

Nine months ended December 31, 2011

and years ended March 31, 2011 and 2010

2.	Significant accounting policies (continued):

(m)	Impairment of long-lived assets:

The Company reviews its long-lived assets for impairment, including property, plant and equipment and intellectual property, to be held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If such conditions exist, assets are considered impaired if the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount. An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value. When quoted market prices are not available, the Company uses the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value.

(n)	Goodwill impairment:

Goodwill is not amortized and instead is tested at least annually for impairment, or more frequently when events or changes in circumstances indicate that goodwill might be impaired. This impairment test is performed annually at November 30.

A two-step test is used to identify a potential impairment and to measure the amount of impairment, if any. The first step is to compare the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is considered not impaired; otherwise, goodwill is impaired and the loss is measured by performing step two. Under step two, the impairment loss is measured by comparing the implied fair value of the reporting unit goodwill with the carrying amount of goodwill.

Fair value is determined using widely accepted valuation techniques, including discounted cash flows and market multiple analyses. These types of analyses contain uncertainties because they require management to make assumptions and to apply judgment to estimate industry economic factors and the profitability of future business strategies. It is the Company’s policy to conduct impairment testing based on its current business strategy in light of present industry and economic conditions, as well as its future expectations.

Goodwill is recorded at the time of purchase for the excess of the amount of the purchase price over the fair values of the assets acquired and liabilities assumed. Future adverse changes in market conditions or poor operating results of underlying assets could result in losses or an inability to recover the carrying value of the goodwill, thereby possibly requiring an impairment charge.

Westport Innovations Inc. 2011 Annual Report	53

WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars except share and per share amounts)

Nine months ended December 31, 2011

and years ended March 31, 2011 and 2010

2.	Significant accounting policies (continued):

(o)	Warranty liability:

Estimated warranty costs are recognized at the time the Company sells its products and are included in cost of revenue. The Company provides warranty coverage on products sold for a period of two years from the date the products are put into service by customers. Warranty liability represents the Company’s best estimate of warranty costs expected to be incurred during the warranty period. Furthermore, the current portion of warranty liability represents the Company’s best estimate of the costs to be incurred in the next twelve-month period. The Company uses historical failure rates and cost to repair defective products together with known information to estimate the warranty liability. New product launches require a greater use of judgment in developing estimates until claims experience becomes available. Product specific experience is typically available four or five quarters after product launch, with a clear experience trend not evident until eight to twelve quarters after launch. The Company records warranty expense for new products upon shipment using a factor based upon historical experience from previous engine generations in the first year, a blend of actual product and historical experience in the second year and product specific experience thereafter. The ultimate amount payable by the Company and the timing will depend on actual failure rates and cost to repair failures of its products. Since a number of the Company’s products are new in the market, historical data may not necessarily reflect actual costs to be incurred and may result in significant fluctuations in the warranty liability.

(p)	Extended warranty:

The Company sells extended warranty contracts that provide coverage in addition to the basic two-year coverage. Proceeds from the sale of these contracts are deferred and amortized over the extended warranty period commencing at the end of the basic warranty period. On a periodic basis, management reviews the estimated warranty costs expected to be incurred related to these contracts and recognizes a loss to the extent such costs exceed the related deferred revenue.

(q)	Revenue recognition:

Product and parts revenue is recognized when the products are shipped and title passes to the customer. Revenue also includes fees earned from performing research and development activities for third parties, as well as technology license fees from third parties. Revenue from research and development activities is recognized as the services are performed. Revenue from technology license fees is recognized over the duration of the licensing agreement. Amounts received in advance of the revenue recognition criteria being met are recorded as deferred revenue.

The Company also earns service revenue from certain research and development arrangements under which the Company provides contract services relating to developing natural gas engines or biogas engines for use in customer products. Service revenue is recognized using the milestone method upon completion of project milestones as defined and agreed to by the Company and its customers. The Company recognizes consideration earned from the achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The payment associated with each milestone relates solely to past performance and is deemed reasonable upon consideration of deliverables and the payment terms within the contract.

Westport Innovations Inc. 2011 Annual Report	54

WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars except share and per share amounts)

Nine months ended December 31, 2011

and years ended March 31, 2011 and 2010

2.	Significant accounting policies (continued):

(r)	Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on temporary differences between the accounting and tax basis of the assets and liabilities and for loss carry forwards and are measured using the tax rates expected to apply when these tax assets and liabilities are recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes income tax laws that have been enacted at the balance sheet date. A valuation allowance is provided to reduce the deferred income tax assets if, based upon available evidence, it is more likely than not that some or all of the deferred income tax assets will not be realized.

The Company recognizes the benefit of tax positions when it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement.

In cases where the Company is charged interest and penalties on uncertain tax positions that do not meet the recognition criteria, the Company includes these in interest expense and other operating expenses, respectively.

(s)	Stock-based compensation plans:

The Company has stock option plans, which are described in note 18(a). The Company accounts for stock-based compensation related to stock options granted to employees and directors at their fair value on the date of grant. Compensation expense, net of estimated forfeitures, is recognized in results from operations over the vesting period. The Company has an employee share purchase plan, which is described in note 18(b). The Company matches the employees’ contribution and recognizes this cost as an expense in the period it is incurred. This plan was terminated on March 31, 2011.

The Company also issues share units under its stock-based compensation plans as described in note 18(c). The Company grants both restricted share units (“RSUs”) and performance share units (“PSUs”). The Company accounts for stock-based compensation related to RSUs and PSUs (the “Units”) at their fair value on the date of grant, and compensation expense, net of estimated forfeitures, is recognized in the period earned, which generally is the period over which the Units vest. Certain Units vest based on both a service condition and a market condition which is determined by the performance of the Company’s share price on the Toronto Stock Exchange. The impact of market conditions, if any, on the compensation expense is determined at the time of grant with no adjustment to compensation expense for actual result of the market condition.

Westport Innovations Inc. 2011 Annual Report	55

WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars except share and per share amounts)

Nine months ended December 31, 2011

and years ended March 31, 2011 and 2010

2.	Significant accounting policies (continued):

(t)	Post-retirement benefits:

The Company has implemented a group-registered retirement savings plan (“RRSP”) in which full-time employees of the Company are eligible to participate. Eligible employees may make contributions up to their personal eligible contribution limit under the Canadian Income Tax Act. The Company contributes up to a maximum combined total of 5% of the employee’s regular base pay to the RRSP and/or the employee share purchase plan and recognizes this cost as an expense in the period it is incurred. During the nine months ended December 31, 2011, the Company recognized $699 (years ended March 31, 2011—$661; March 31, 2010—$635) of expense associated with the RRSP.

(u)	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates are the determination of the fair value of assets and liabilities acquired in business combinations, the determination of future cash flows and discount rates for impairment of long-lived assets and goodwill, valuation of inventories, valuation of deferred income tax assets and recognition of tax uncertainties, and the determination of warranty liability. Actual results could differ from those estimates.

(v)	Loss per share:

Basic loss per share is calculated using the weighted average number of shares outstanding during the period. Diluted loss per share is computed similarly to basic loss per share, except the weighted average number of shares outstanding is increased to include additional shares from the assumed exercise of conversion options, stock options, warrants, and performance and restricted share units, if dilutive. For stock options, warrants and share units, the number of additional shares is calculated by assuming that outstanding stock options, warrants and share units were exercised at the beginning of the year or when granted and the proceeds from such exercises were used to repurchase shares of common stock at the average market price during the period. For conversion options, the Company uses the if-converted method, which assumes the exercise of options occurs at the beginning of the year or when granted. For all periods presented, diluted loss per share does not differ from basic loss per share as the impact of dilutive securities is anti-dilutive.

(w)	Reclassifications:

Certain items in the prior period financial statements have been reclassified to conform with current year presentation.

Westport Innovations Inc. 2011 Annual Report	56

WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars except share and per share amounts)

Nine months ended December 31, 2011

and years ended March 31, 2011 and 2010

3.	Accounting changes:

(a)	Changes in accounting policies:

Change in generally accepted accounting principles:

The Company historically prepared its consolidated financial statements in accordance with Canadian GAAP and provided a supplemental reconciliation to U.S. GAAP. Effective April 1, 2011, the Company adopted U.S. GAAP as the accounting and reporting framework for its consolidated financial statements. These consolidated financial statements, including the related notes, have been prepared in accordance with U.S. GAAP. All comparative financial information contained herein has been recast to reflect the Company’s results as if the Company had historically reported in accordance with U.S. GAAP. The adjustments related to the amortization of acquired in-process research and development costs, classification of debt issuance costs and tax impact on realized and unrealized gain on available for sale securities. The adjustments resulted in a decrease in accumulated deficit of $146, a decrease in assets of $12, an increase in liabilities of $130 and a decrease in shareholders’ equity of $142 at April 1, 2011. The adjustments also resulted in a decrease in net loss of $141 and $129 for the years ended March 31, 2011 and 2010, respectively.

Change in goodwill impairment testing date:

Due to the change of the Company’s fiscal year-end from March 31 to December 31, the annual goodwill impairment testing date has been changed to November 30 from January 31, effective for the nine-month period ended December 31, 2011.

(b)	Adoption of new accounting standards:

Multiple-Deliverable Revenue Arrangements

In October 2009, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2009-13, Multiple-Deliverable Revenue Arrangements. The new guidance provides a more flexible alternative to identify and allocate consideration among multiple elements in a bundled arrangement when vendor-specific objective evidence or third-party evidence of selling price is not available. The new guidance requires the use of the relative selling price method and eliminates the residual method to allocation arrangement consideration. Additional expanded qualitative and quantitative disclosures are also required. The guidance is effective for the Company prospectively for revenue arrangements entered into or materially modified on or after April 1, 2011. Adoption of this update did not have any impact on the Company’s consolidated financial statements.

Fair value measurements and disclosures

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures, to require more robust disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and transfers between Levels 1, 2, and 3. This update was effective for the Company on April 1, 2011. The adoption of this update increased our disclosure requirements on the fair value of our financial instruments, which is included in note 24.

Westport Innovations Inc. 2011 Annual Report	57

WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars except share and per share amounts)

Nine months ended December 31, 2011

and years ended March 31, 2011 and 2010

3.	Accounting changes (continued):

(b)	Adoption of new accounting standards (continued):

Intangibles – Goodwill and Other

In December 2010, the FASB issued ASU No. 2010-28, Intangibles—Goodwill and Other, which modifies step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform step 2 of the impairment test if it is more likely than not that a goodwill impairment exists.

This update was effective for the Company on April 1, 2011. Adoption of this update did not have any impact on the consolidated financial statements.

Business Combinations

In December 2010, the FASB issued ASU No. 2010-29, Business Combinations, on the disclosure of supplementary pro forma information for business combinations. A public entity (acquirer) that presents comparative financial statements should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. This update is effective prospectively for acquisitions on or after April 1, 2011 for the Company. As a result of adopting this update, the additional disclosures required by this update were made in note 4 related to the Company’s acquisition of Emer and AFV.

(c)	New accounting pronouncements:

Fair value measurements

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, (“ASU 2011-04”). ASU 2011-04 changes the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements to ensure consistency between U.S. GAAP and IFRS. ASU 2011-04 also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This new guidance is to be applied prospectively. The Company does not anticipate the adoption of this standard to have a material impact in the Company’s consolidated financial statement footnote disclosures.

Westport Innovations Inc. 2011 Annual Report	58

WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars except share and per share amounts)

Nine months ended December 31, 2011

and years ended March 31, 2011 and 2010

3.	Accounting changes (continued):

(c)	New accounting pronouncements (continued):

Comprehensive Income

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, (“ASU 2011-05”). ASU 2011-05 eliminates the option to report other comprehensive income and its components in the statement of changes in equity. ASU 2011-05 requires that all nonowner changes in stockholders’ equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the FASB issued ASU No. 2011-12 (“ASU 2011-12”), which defers certain requirements within ASU 2011-05. These amendments are being made to allow the FASB time to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income in all periods presented. This new guidance is to be applied retrospectively. The Company does not expect the adoption of this standard to have any impact on the Company’s consolidated financial statements.

Intangibles – Goodwill and other

In September 2011, the FASB issued ASU No. 2011-08, Intangibles—Goodwill and Other (Topic 350)—Testing Goodwill for Impairment (“ASU 2011-08”), which allows an entity to use a qualitative approach to test goodwill for impairment. ASU 2011-08 permits an entity to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is concluded that this is the case, it is necessary to perform the currently prescribed two-step goodwill impairment test. Otherwise, the two-step goodwill impairment test is not required. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company will be applying this guidance effective for our fiscal year beginning January 1, 2012.

Balance sheet

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (“ASU 2011-11”). ASU 2011-11 enhances disclosures regarding financial instruments and derivative instruments. Entities are required to provide both net information and gross information for these assets and liabilities in order to enhance comparability between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of IFRS. This new guidance is to be applied retrospectively. The Company anticipates that the adoption of this standard will expand its consolidated financial statement footnote disclosures.

Westport Innovations Inc. 2011 Annual Report	59

WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars except share and per share amounts)

Nine months ended December 31, 2011

and years ended March 31, 2011 and 2010

4.	Business combinations:

(a)	Acquisition of Emer:

On July 1, 2011, the Company acquired, through its wholly owned subsidiary, Juniper Engines Italy S.r.l., 100% of the outstanding shares of Emer from the seller. The fair value of the consideration for the acquisition was $39,706 and is still subject to adjustment. Westport paid cash of $17,607 on closing and issued 881,860 common shares with a value of $22,099 based on the NASDAQ closing price of the Company’s shares on July 1, 2011 of $25.06. The Company also assumed approximately $77,000 in existing net debt of Emer. Post-closing, Westport repaid approximately $36,300 of the debt, leaving approximately $40,700 in debt on the consolidated balance sheet as of July 1, 2011.

The acquisition was accounted for as a business combination using the purchase method. The results of Emer have been included in the consolidated financial statements of the Company from July 1, 2011. The Company has engaged an independent third-party to value property and equipment, inventories and intangible assets. The fair value amounts below are preliminary and subject to change. The final fair value amounts may differ materially from the amounts disclosed below. Any such changes in the determination of the fair value of the assets and liabilities acquired could also result in changes to current and future operating results. Preliminary fair value adjustments include adjustments to inventories, property, plant and equipment, intangible assets and deferred taxes. The estimated preliminary fair value of the assets acquired and liabilities assumed are as follows:

Consideration allocated to:
Property, plant and equipment	$17,644
Other tangible assets, including cash of $11,073	60,532
Intangible assets subject to amortization over 5 to 20 years	32,954
Goodwill	50,774

Total assets acquired	161,904
Less:
Long-term debt	(83,272)
Other liabilities	(38,926)

Total net assets acquired	$39,706

Consideration:
Cash	$17,607
Common shares	22,099
$39,706

Westport Innovations Inc. 2011 Annual Report	60

WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars except share and per share amounts)

Nine months ended December 31, 2011

and years ended March 31, 2011 and 2010

4.	Business combinations (continued):

(a)	Acquisition of Emer (continued):

The foreign exchange rate used to translate Euro denominated net assets acquired, liabilities assumed and purchase consideration into U.S. dollars was 1.45 based on the July 1, 2011 closing rate.

The Company recognized goodwill associated with the transaction of $50,774. Goodwill includes the value of the assembled work force and expected synergies including access to markets and supply chain integration. Goodwill is not deductible for tax purposes.

The consolidated financial statements reflect consolidated revenue and net loss for Emer of $31,831 and $1,924, respectively, from July 1, 2011 to December 31, 2011. Had the Company acquired Emer on April 1, 2011, consolidated pro forma revenue and net loss for the nine-month period ended December 31, 2011 would have been $247,216 (year ended March 31, 2011 – $219,609) and $54,927 (year ended March 31, 2011 – $31,322), respectively, not including the financial results of AFV (note 4(b)).

The Company incurred acquisition related expenses of $1,683 during the nine months ended December 31, 2011, which have been recorded in general and administrative expenses in the consolidated statements of operations.

(b)	Acquisition of AFV:

On October 11, 2011, the Company acquired, through its wholly owned subsidiary Westport Light Duty Canada Inc., 100% of the outstanding shares of AFV. The fair value of the consideration for the acquisition was $3,939. Westport paid cash of $2,558 on closing and issued 33,161 common shares with a value of $953 based on the TSX closing price of the Company’s shares on October 11, 2011 of $28.74 (CDN$29.56). There is also a contingent earn-out which will be settled in Westport shares if AFV achieves certain performance targets by December 31, 2014.

The Company also assumed approximately $1,087 in existing debt of AFV. Upon closing Westport settled $420 of the debt, leaving approximately $667 in debt on the consolidated balance sheet as of October 11, 2011.

Westport Innovations Inc. 2011 Annual Report	61

WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars except share and per share amounts)

Nine months ended December 31, 2011

and years ended March 31, 2011 and 2010

4.	Business combinations (continued):

(b)	Acquisition of AFV (continued):

The acquisition was accounted for as a business combination using the purchase method. The results of AFV have been included in the consolidated financial statements of the Company from October 11, 2011.

The fair value of the assets acquired and liabilities assumed are as follows:

Consideration allocated to:
Total tangible assets, including cash of $8	$2,161
Intangible assets subject to amortization over 8 years	2,638
Goodwill	2,701

Total assets acquired	7,500
Less: total liabilities	(3,561)
Total net assets acquired	$3,939

Consideration:
Cash	$2,558
Common shares	953
Contingent consideration payable	428
$3,939

The foreign exchange rate used to translate net assets acquired, liabilities assumed and purchase consideration from Swedish Krona into U.S. dollars was 6.6712 based on the October 11, 2011 closing rate.

The Company recognized goodwill associated with the transaction of $2,701. Goodwill includes the value of the assembled work force and expected synergies including access to markets and product know-how. Goodwill is not deductible for tax purposes.

The consolidated financial statements reflect consolidated revenue and net loss for AFV of $2,566 and $191, respectively, from October 11, 2011 to December 31, 2011. Had the Company acquired AFV on April 1, 2011, consolidated pro forma revenue and net loss for the nine months ended December 31, 2011 would have been $201,707 (year ended March 31, 2011 – $148,062) and $43,064 (year ended March 31, 2011 – $42,724), respectively, not including the financial results of Emer (note 4(a)).

The Company incurred acquisition related expenses of $93 during the nine months ended December 31, 2011, which have been recorded in general and administrative expenses in the consolidated statements of operations.

Westport Innovations Inc. 2011 Annual Report	62

WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars except share and per share amounts)

Nine months ended December 31, 2011

and years ended March 31, 2011 and 2010

4.	Business combinations (continued):

(c)	Acquisition of OMVL:

On July 2, 2010, the Company acquired, through its wholly owned subsidiary, Juniper Engines Italy S.r.l., 100% of the outstanding shares of OMVL, including its 51% interest in Juniper, from Società Italiana Tecnomeccanica La Precisa S.p.A and Sit International B.V. The fair value of the consideration for the acquisition was $25,711. Westport paid cash of $17,146 on closing, and is required to pay $10,778 (€7,600 euro) on the third anniversary of the closing date. The obligation to the Sellers payable on July 2, 2013 was recognized as a liability on the acquisition date and recorded at fair value. The amount is non-interest bearing and the fair value was determined using a credit adjusted risk free rate of 3.72% to discount future cash flows. The long-term payable to the sellers of OMVL is recorded in long-term debt on the consolidated balance sheet (note 13(b)).

The Company also entered into an “on first demand” bank guarantee in favour of the Sellers with Banca Intesa S.p.A, covering the Company’s future payment obligation payable on July 2, 2013. The bank guarantee is subject to a cross guarantee with the Bank of Montreal with whom the Company has a credit facility (note 13(b)).

The Company previously held the other 49% of Juniper, which was accounted for as a long-term investment using the equity method. After the transaction, Juniper became a wholly owned subsidiary of the Company. As a result of this transaction, the Company remeasured its 49% interest in the net assets and liabilities of Juniper held prior to the transaction at fair value and recognized a gain of $184, which is recorded in other income. For the period from April 1, 2010 to July 2, 2010, the Company recognized a loss of $155 (year ended March 31, 2010 – $983) from investment accounted for by the equity method.

The acquisitions were accounted for as business combinations using the purchase method. The results of OMVL and the additional 51% of Juniper have been included in the consolidated financial statements of the Company from July 2, 2010.

The Company obtained an independent third-party valuation of inventories, property and equipment, and intangible assets. The fair value of the assets acquired and liabilities assumed are as follows:

Consideration allocated to:
Total tangible assets, including cash of $4,130	$23,531
Intangible assets subject to amortization	6,338
Goodwill	7,573
Total assets acquired	37,442
Less: total liabilities assumed and gain on acquisition of Juniper of $184	(11,731)
Total net assets acquired	$25,711

Consideration:
Cash	$17,146
Long-term payable	8,565
$25,711

Westport Innovations Inc. 2011 Annual Report	63

WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars except share and per share amounts)

Nine months ended December 31, 2011

and years ended March 31, 2011 and 2010

4.	Business combinations (continued):

(c)	Acquisition of OMVL (continued):

The foreign exchange rate used to translate Euro denominated assets acquired, liabilities assumed and purchase consideration into U.S. dollars was 1.26 based on the July 2, 2010 Bank of Canada closing rate.

The Company recognized goodwill associated with the transactions of $7,573. The goodwill includes the value of the assembled work force and expected synergies including access to markets and supply chain integration. Goodwill is not deductible for tax purposes.

The consolidated financial statements for the year ended March 31, 2011 reflect consolidated revenue for Juniper (including OMVL) of $23,713 and net loss of $5,138. Had the Company acquired OMVL on April 1, 2010, the Company’s pro forma revenue and net loss for the year end March 31, 2011 would have been $158,580 and $39,785, respectively.

The Company incurred acquisition related expenses of $397 during the year of acquisition, which have been recorded in general and administrative expenses in the consolidated statements of operations.

5.	Accounts receivable:

	December 31, 2011	March 31, 2011
Customer trade receivable	$43,268	$14,289
Government funding receivable	1,412	1,281
Due from joint venture partner and other receivables	11,528	1,075
Allowance for doubtful accounts	(785)	(711)
	$55,423	$15,934

6.	Inventories:

	December 31, 2011	March 31, 2011
Purchased parts	$20,020	$10,494
Assembled parts	4,198	2,705
Work-in-process	6,994	3,453
Finished goods	6,360	1,349
Obsolescence provision	(515)	(1,196)
	$37,057	$16,805

During the nine months ended December 31, 2011, the Company recorded a write-down to net realizable value of approximately $430 (years ended March 31, 2011 – $nil; March 31, 2010 – $1,793) for obsolescence and scrap. Cost of revenue related to product revenue for the nine months ended December 31, 2011 was $128,036 (years ended March 31, 2011 – $72,448; March 31, 2010 – $66,277) and cost of revenue related to parts revenue was $17,894 (years ended March 31, 2011 – $18,534; March 31, 2010 – $16,702).

Westport Innovations Inc. 2011 Annual Report	64

WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars except share and per share amounts)

Nine months ended December 31, 2011

and years ended March 31, 2011 and 2010

7.	Long-term investments:

	December 31, 2011	March 31, 2011
Weichai Westport Inc.	$7,732	$5,622
Minda-Emer Technologies Ltd.	637	—
	$8,369	$5,622

On July 3, 2010, the Company invested $4,316 under an agreement with Weichai Power Co. Ltd. and Hong Kong Peterson (CNG) Equipment Ltd. to form Weichai Westport Inc. (“WWI”). On October 11, 2011, the Company invested an additional $955 in WWI. The Company has a 35% equity interest in WWI.

For the nine months ended December 31, 2011, the Company recognized income of $1,438 (year ended March 31, 2011—$997), as income from investment accounted for by the equity method.

On July 1, 2011, the Company acquired 50% interest in Minda-Emer Technologies Ltd (“Minda-Emer”) through its acquisition of Emer. On the date of acquisition, the interest in Minda-Emer was ascribed a value of $643. As the Company does not control Minda-Emer, it accounts for this investment using the equity method. During the nine months ended December 31, 2011, the Company recognized income of $62.

The gain on sale of long-term investments recognized for the year ended March 31, 2010 of $2,827 consisted of disposals of various available-for-sale equity securities.

8.	Other assets:

	December 31, 2011	March 31, 2011
Note receivable (a)	$2,446	$1,852
Deferred financing charges (b)	1,323	130
Other	259	—
	4,028	1,982
Current portion	(2,034)	—
	$1,994	$1,982

(a)	On October 15, 2010, the Company entered into a Note and Warrant Purchase Agreement (the “Agreement”) with a private energy company based in the United States to fund operating and capital expenditures related to infrastructure development activities. The Agreement was subsequently amended on September 30, 2011.

Under the Agreement, the Company loaned $2,200 and received 1,427,179 warrants representing 20% of the current outstanding shares to purchase common shares at $0.10 per share for a period of five years. The loan bears interest at 12.5%, and is payable on maturity dates ranging from October 15, 2012 to October 20, 2013.

Recoverability of the loan will depend on the future success of the counterparty’s operations and cash flows. The Company has determined that the fair value of the warrants is nominal, given that the counterparty’s development activities are at an early stage.

(b)	Financing charges incurred on the issuance of subordinated debentures (note 13(a)) have been deferred and are being amortized into income over the term of the loans using the effective interest rate method.

Westport Innovations Inc. 2011 Annual Report	65

WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars except share and per share amounts)

Nine months ended December 31, 2011

and years ended March 31, 2011 and 2010

9.	Property, plant and equipment:

December 31, 2011	Cost	Accumulated amortization	Net book value
Land and buildings	$668	$124	$544
Computer equipment and software	8,914	7,257	1,657
Furniture and fixtures	2,072	1,602	470
Machinery and equipment	55,025	27,322	27,703
Leasehold improvements	14,930	9,061	5,869
	$81,609	$45,366	$36,243

March 31, 2011	Cost	Accumulated amortization	Net book value
Computer equipment and software	$7,839	$7,219	$620
Furniture and fixtures	1,741	1,331	410
Machinery and equipment	29,546	19,401	10,145
Leasehold improvements	10,088	9,180	908
	$49,214	$37,131	$12,083

As at December 31, 2011, equipment with a cost of $15,448 (March 31, 2011– $443) and a net book value of $3,662 (March 31, 2011 – $354) is held under capital lease.

10.	Intangible assets:

December 31, 2011	Cost	Accumulated amortization	Net book value
Patents and trademarks	$19,508	$727	$18,781
Technology	6,380	1,122	5,258
Customer contracts	13,334	815	12,519
Non-compete agreement	37	13	24
	$39,259	$2,677	$36,582

March 31, 2011	Cost	Accumulated amortization	Net book value
Patents and trademarks	$3,273	$125	$3,148
Technology	2,059	190	1,869
Customer contracts	1,970	159	1,811
Non-compete agreement	37	6	31
	$7,339	$480	$6,859

During the nine months ended December 31, 2011 and the years ended March 31, 2011 and 2010, amortization of $1,806, $592 and $131, respectively, was recognized in the statement of operations.

The expected amortization of intangible assets for fiscal year 2012 to 2016 is $3,381 per year.

Westport Innovations Inc. 2011 Annual Report	66

WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars except share and per share amounts)

Nine months ended December 31, 2011

and years ended March 31, 2011 and 2010

11.	Goodwill:

A continuity of goodwill is as follows:

	December 31, 2011	March 31, 2011
Balance, beginning of period	$8,202	$—
Acquisition of Emer (note 4(a))	50,774	—
Acquisition of AFV (note 4(b))	2,701	—
Acquisition of OMVL (note 4(c))	—	7,573
Impact of foreign exchange	(5,863)	629
Balance, end of period	$55,814	$8,202

12.	Accounts payable and accrued liabilities:

	December 31, 2011	March 31, 2011
Trade accounts payable	$40,758	$18,270
Accrued payroll	9,534	4,852
Accrued interest	1,233	416
Income taxes payable	2,705	1,087
Other	1,577	140
	$55,807	$24,765

13.	Long-term debt:

	December 31, 2011	March 31, 2011
Subordinated debenture notes (a)	$35,398	$15,078
Long-term payable (b)	9,330	9,919
Senior financing (c)	24,871	—
Senior revolving financing (c)	11,360	—
Other bank financing (d)	2,557	—
Capital lease obligations (e)	2,629	225
	86,145	25,222
Current portion	(20,568)	(15,210)
	$65,577	$10,012

(a)	On September 23, 2011, the Company raised $35,398 (CDN$36,000) through the issuance of debentures to Macquarie Private Wealth Inc. (“Macquarie”) on a private placement basis.

The debentures are unsecured and subordinated to senior indebtedness, mature on September 22, 2014 and bear interest at 9% per annum, payable in cash semi-annually in arrears on March 15th and September 15th of each year during the term, commencing on March 15, 2012.

The debentures are redeemable at the option of the Company but cannot be redeemed on or prior to September 22, 2012. The debentures may be redeemed at a price equal to $1,150 per $1,000 principal amount of the debentures after September 22, 2012 and on or before March 22, 2013. After March 22, 2013 and before maturity, the debentures can be redeemed at a price equal to $1,100 per $1,000 principal amount.

Westport Innovations Inc. 2011 Annual Report	67

WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars except share and per share amounts)

Nine months ended December 31, 2011

and years ended March 31, 2011 and 2010

13.	Long-term debt (continued):

(a)	Continued:

The Company has paid to Macquarie a cash commission equal to 3.85% of the gross proceeds of the offering totaling $1,460 which is included in other assets (note 8) and amortized over the term of the debentures.

On July 3, 2011, the Company repaid the previously outstanding debentures plus accrued interest totaling $15,078.

(b)	On July 2, 2010, the Company acquired OMVL for $25,711. A portion of the purchase price amounting to $9,859 (€7,600) is payable on the third anniversary of the closing date. The difference between the carrying value of this liability and the principal amount is accreted to the principal amount using the effective interest rate of 3.72% over the term to maturity. The amount payable to the Sellers will be paid in full on maturity and is not subject to any interest payments. The amount outstanding is denominated in Euros, exposing the Company to foreign exchange changes. The amount is guaranteed to the sellers of OMVL by Banca Intesa S.p.A with a cross guarantee from the Bank of Montreal with a letter of credit for $10,387 (CDN$10,564).

(c)	The senior financing agreement bears interest at the 6-month Euribor plus 2.5% and its carrying value is recorded at amortized cost using the effective interest rate method. The principal repayment schedule of the remaining senior financing is as follows for the years ended December 31:

2012	$6,635
2013	3,658
2014	4,023
2015	4,389
2016	4,572
2017	2,286

$25,563

The senior revolving financing facility bears interest at the 6-month Euribor plus 2.5% (4.1% as at December 31, 2011) and will be repaid through two principal payments of $6,486 (€5,000) and $5,189 (€4,000) on March 31, 2016 and September 30, 2017, respectively.

The Company has pledged its interest in Emer as a general guarantee for its senior financing and senior revolving financing.

Throughout the entire term of these financing arrangements, the Company is required to meet certain financial and non-financial covenants. As of December 31, 2011, the Company is in compliance with all covenants under the financing arrangements.

(d)	Other bank financing consists of various unsecured bank financing arrangements that carry rates of interest ranging from 4% to 9.63% and are payable on maturity dates ranging from May 31, 2012 to June 30, 2016.

Westport Innovations Inc. 2011 Annual Report	68

WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars except share and per share amounts)

Nine months ended December 31, 2011

and years ended March 31, 2011 and 2010

13.	Long-term debt (continued):

(e)	The Company has capital lease obligations that have initial terms of three to five years at interest rates ranging from 2.13% to 15.92%. The capital lease obligations require the following minimum annual payments during the respective fiscal years:

2012	$1,236
2013	935
2014	412
2015	241
2016	19
2017	2
2,845
Amount representing interest	(216)
$2,629

(f)	On September 29, 2011, the Company amended its credit facility that increased the maximum borrowings from CDN$20,000 to CDN$30,000. The credit facility is governed by a margin requirement limiting such borrowings to a calculated amount based on cash and investments held with the creditor. Borrowings may be drawn in the form of direct borrowings, letters of credit, foreign exchange forward contracts, and overdraft loans. Outstanding amounts on direct borrowings and overdraft loans drawn under this credit facility bear interest at the prime rate, and letters of credit bear interest at 0.75% per annum. As at December 31, 2011, no amounts of this credit facility were drawn (March 31, 2011 – $nil).

14.	Warranty liability:

A continuity of the warranty liability is as follows:

	December 31, 2011	March 31, 2011	March 31, 2010
Balance, beginning of period	$18,035	$20,950	$19,496
Warranty claims	(9,514)	(14,143)	(14,164)
Warranty accruals	15,768	14,034	17,718
Change in warranty estimates	(10)	(2,735)	(2,059)
Impact of foreign exchange	(48)	(71)	(41)
Balance, end of period	$24,231	$18,035	$20,950
Current portion	(12,978)	(12,151)	(11,894)
Long-term portion	11,253	5,884	9,056

Westport Innovations Inc. 2011 Annual Report	69

WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars except share and per share amounts)

Nine months ended December 31, 2011

and years ended March 31, 2011 and 2010

15.	Other long-term liabilities:

	December 31, 2011	March 31, 2011
Severance indemnity (a)	$1,914	$—
Long-term tax accrual (c)	644	—
Contingent consideration payable to acquire AFV (b)	428	—
Deferred lease inducements	118	164
	$3,104	$164

(a)	Italian law requires companies to make a mandatory termination payment to employees. It is paid, as a lump sum, when the employment ends for any reason such as retirement, resignation, or layoff. The severance indemnity liability is calculated in accordance with local civil and labour laws based on each employee’s length of service, employment category and remuneration. There is no vesting period or funding requirement associated with the liability. The liability recorded in the consolidated balance sheet is the amount that the employee would be entitled to if the employee terminates immediately. This liability for severance indemnities relates primarily to the Company’s employees in Italy.

(b)	The total purchase price to acquire AFV also includes earn-out payments payable in the Company’s shares and tied to revenue and production milestones to be achieved no later than December 31, 2014. This contingent consideration is estimated to be $428 as at December 31, 2011.

(c)	The long-term tax accrual represents the Company’s estimate of tax uncertainties associated with tax positions previously taken with respect to the Company’s tax returns. This accrual includes $161 of estimated interest and penalties.

16.	Government assistance:

From time to time, the Company enters into agreements for financial assistance with government agencies. During the nine months ended December 31, 2011, and the years ended March 31, 2011 and 2010, government assistance of $2,767, $1,675 and $1,333, respectively, was received or receivable by the Company, which has been recorded as a reduction of the related research and development expenditures (note 19).

Under the terms of an agreement with the Industry Canada’s Industrial Technologies Office (“ITO”), from April 1, 2008 to March 31, 2015, inclusive, the Company is obligated to pay annual royalties equal to the greater of $1,327 (CDN $1,350) or 0.33% of the Company’s annual revenue provided that gross revenue exceeds $13,274 (CDN $13,500) in any of the aforementioned fiscal years. The royalty payment period may be extended until the earlier of March 31, 2018 or until cumulative royalties total $27,729 (CDN $28,200). For the nine months ended December 31, 2011, $1,327 (March 31, 2011 – $1,392) in royalties have been paid or are payable of which $996 (March 31, 2011 – $1,392) remains accrued in accounts payable and accrued liabilities as at December 31, 2011.

2

Westport Innovations Inc. 2011 Annual Report	70

WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars except share and per share amounts)

Nine months ended December 31, 2011

and years ended March 31, 2011 and 2010

16.	Government assistance (continued):

The Company is also obligated to pay royalties to the Government of Canada’s Department of Natural Resources equal to 1% of future revenue from engines for power generators until the earlier of ten years from the project completion date (August 30, 2004) or when cumulative royalties total $983 (CDN$1,000). As at December 31, 2011, there has been no revenue from the sales of engines for power generators; therefore, no royalty payments have been paid or are payable.

17.	Share capital:

On December 17, 2009, the Company issued 5,462,500 common shares at a price of $10.50 per share. Gross proceeds totaled $57,356 and the Company incurred share issuance costs of $3,192.

On November 15, 2010, the Company issued 6,957,500 common shares at a price of $17.50 per share. Gross proceeds totaled $121,756 and the Company incurred share issue costs of $6,069.

On July 1, 2011, the Company issued 881,860 common shares at a price of $25.06 per share as part of the consideration paid to acquire Emer (note 4(a)).

On October 11, 2011, the Company issued 33,161 common shares at a price of $28.74 per share as part of the consideration paid to acquire AFV (note 4(b)).

18.	Stock options and other stock-based plans:

At the Company’s 2010 annual general meeting, the Company’s shareholders ratified and approved the Westport Omnibus Plan and reserved 2,226,645 common shares under this plan. Under the Westport Omnibus plan, stock options, restricted share units (“RSUs”) and performance share units (“PSUs”) may be granted and are exercisable into common shares of the Company for no additional consideration. Any employee, contractor, director or executive officer of the Company is eligible to participate in the Westport Omnibus Plan.

The Executive and Senior Management Compensation Program sets out provisions where the RSUs and PSUs (together the “Units”) will be granted to the Company’s executive management if performance milestones are achieved as determined at the discretion of the Human Resources and Compensation Committee of the Company’s Board of Directors. These performance milestones are focused on achievement of key cash management, profitability and revenue growth objectives. Vesting periods and conditions for each Unit granted pursuant to the Westport Omnibus Plan are at the discretion of the Board of Directors and may include time based, share price or other performance targets.

Westport Innovations Inc. 2011 Annual Report	71

WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars except share and per share amounts)

Nine months ended December 31, 2011

and years ended March 31, 2011 and 2010

18.	Stock options and other stock-based plans (continued):

(a)	Stock options:

The Company grants incentive stock options to employees, directors, officers and consultants. Stock options are granted with an exercise price of not less than the market price of the Company’s common shares on the date immediately prior to the date of grant. The exercise period of the options may not exceed eight years from the date of grant. Vesting periods of the options are at the discretion of the Board of Directors and may be based on fixed terms, achieving performance milestones or reaching specified share price targets.

A summary of the status of the Company’s stock option plan as of December 31, 2011, March 31, 2011 and 2010 and changes during the periods then ended are presented as follows:

	December 31, 2011		March 31, 2011		March 31, 2010
	Number of shares	Weighted average exercise price (CDN $)	Number of shares	Weighted average exercise price (CDN $)	Number of shares	Weighted average exercise price (CDN $)
Outstanding, beginning of period	562,014	$8.46	1,051,589	$8.13	1,136,163	$7.32
Granted	—	—	—	—	406,262	10.79
Exercised	(225,845)	7.87	(472,414)	7.19	(389,580)	6.53
Cancelled/expired	(8,142)	4.84	(17,161)	23.24	(101,256)	15.87

Outstanding, end of period	328,027	$8.96	562,014	$8.46	1,051,589	$8.13

Options exercisable, end of period	311,360	$8.55	455,206	$7.75	550,471	$8.44

Stock options are available for issuance under the Westport Omnibus Plan and were previously granted under the Company’s Stock Option Plan. During the nine month period ended December 31, 2011, the Company recognized $352 (years ended March 31, 2011 – $547; March 31, 2010 – $1,363) in stock-based compensation related to stock options. No stock options were granted during the nine month period ended December 31, 2011 or the year ended March 31, 2011. The fair value of the options granted during the year ended March 31, 2010 was determined using the Black-Scholes option pricing formula simulation with the following weighted average assumptions: expected dividend yield – nil%, expected stock price volatility – 78.7%, risk free interest rate – 1.60%; expected life of options – 3.3 years. The weighted average grant date fair value was $5.60 for options granted for the fiscal year ended March 31, 2010.

As at December 31, 2011, $87 of compensation cost related to stock option awards has yet to be recognized in the results from operations and will be recognized over a weighted average period of 2.48 years.

Westport Innovations Inc. 2011 Annual Report	72

WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars except share and per share amounts)

Nine months ended December 31, 2011

and years ended March 31, 2011 and 2010

18.	Stock options and other stock-based plans (continued):

(a)	Stock options (continued):

Range of exercise prices (CDN $)	Number outstanding, December 31, 2011	Weighted average remaining contractual life	Weighted average exercise price (CDN $)	Number exercisable, December 31, 2011	Weighted average exercise price (CDN $)
$ 3.22 to $ 3.47	8,360	2.5	$3.33	8,360	$3.33
4.24 to 4.87	37,955	2.3	4.48	37,955	4.48
5.29 to 5.99	87,487	1.4	5.29	87,487	5.29
6.13 to 9.10	33,399	2.1	8.88	33,399	8.88
10.33 to 11.11	118,686	3.0	11.07	118,686	11.07
14.90 to 16.50	42,140	3.8	15.85	25,473	15.42
$ 3.22 to $16.50	328,027	2.48	$8.96	311,360	$8.55

(b)	Employee share purchase plan:

The Company has an employee share purchase plan (“ESPP”) in which full-time employees of the Company are eligible to participate. Eligible employees may make contributions to the ESPP of up to 10% of their regular base pay. The Company contributes up to a maximum combined total of 5% of the employee’s regular base pay to the employee’s RRSP and/or ESPP. Shares contributed to the ESPP are purchased by the Company on a semi-monthly basis in the open market. Shares purchased on behalf of the employee with the employee’s contribution vest with the employee immediately. Shares purchased with the Company’s contribution vest on December 31st of each year, so long as the employee is still employed with the Company. The ESPP was cancelled on March 31, 2011.

(c)	Share units:

The value assigned to issued Units and the amounts accrued are recorded as other equity instruments. As Units are exercised and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

During the nine months ended December 31, 2011, the Company recognized $5,827 (years ended March 31, 2011 – $4,376; March 31, 2010 – $3,167) of stock-based compensation associated with the Westport Omnibus Plan and the former Amended and Restated Unit Plan.

Westport Innovations Inc. 2011 Annual Report	73

WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars except share and per share amounts)

Nine months ended December 31, 2011

and years ended March 31, 2011 and 2010

18.	Stock options and other stock-based plans (continued):

(c)	Share units (continued):

The fair value of all other Units was determined based on the market price of the underlying shares on the date of grant. Compensation expense, net of estimated forfeitures, is recognized in results from operations over the vesting period.

A continuity of the Units issued under the Westport Omnibus Plan and the former Amended and Restated Unit Plan as of December 31, 2011, March 31, 2011 and March 31, 2010 are as follows:

	December 31, 2011		March 31, 2011		March 31, 2010
	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)
Outstanding, beginning of period	1,377,237	$12.19	1,194,913	$8.56	1,729,970	$7.55
Granted	269,292	35.70	424,149	$22.78	105,084	$9.10
Exercised	(391,612)	9.61	(241,825)	$12.81	(601,855)	$5.65
Cancelled/expired	(4,000)	18.61	—	—	(38,286)	$10.91
Outstanding, end of period	1,250,917	18.04	1,377,237	$12.19	1,194,913	$8.56
Units outstanding and exercisable, end of period	276,931	7.97	541,534	$6.91	182,495	$10.79

	December 31, 2011		March 31, 2011		March 31, 2010
	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)
Unvested, beginning of period	835,703	$15.62	1,012,418	$8.16	1,132,410	$8.61
Granted	269,292	$35.70	424,149	$22.78	105,084	$9.10
Vested	(127,009)	$17.55	(548,733)	$7.58	(186,790)	$10.89
Cancelled/expired	(4,000)	$18.61	(52,131)	$13.64	(38,286)	$10.91
Unvested, end of period	973,986	$20.90	835,703	$15.62	1,012,418	$8.16

As at December 31, 2011, $14,114 of compensation cost related to Units awards has yet to be recognized in results from operations and will be recognized over a weighted average period of 3.34 years.

Westport Innovations Inc. 2011 Annual Report	74

WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars except share and per share amounts)

Nine months ended December 31, 2011

and years ended March 31, 2011 and 2010

18.	Stock options and other stock-based plans (continued):

(c)	Share units (continued):

Of the Units granted during the nine months ended December 31, 2011, 145,794 Units were subject to market and service conditions. The fair value of these Units was determined using a Monte-Carlo simulation using the following weighted average assumptions: expected dividend yield – nil%; expected stock price volatility – 59.98%; and risk free interest rate – 1.52%. The valuation model determined the grant date fair value based on assumptions about the likelihood of the Company achieving different payout factors as driven by the market conditions. Payout factors are determined based upon the absolute stock price two years after the grant date and the stock price relative to a Synthetic Clean Tech index of comparative companies two years after the grant date. One-half of these Units vest after two years and the remainder after three years from the date of the grant. The impact of market conditions, if any, on compensation expense for these units is determined at the time of the grant with no adjustment to the compensation expense for the actual results of the market condition.

The fair value of all other Units was determined based on the market price of the underlying shares on the date of grant. Compensation expense, net of estimated forfeitures, is recognized in results from operations over the vesting period.

The aggregate intrinsic value of the Company’s stock option awards and share units at December 31, 2011 are as follows:

	December 31, 2011 CDN$	March 31, 2011 CDN$
Stock options:
Outstanding	$8,138	$7,187
Exercisable	7,851	6,143
Exercised	5,849	6,644
Share units:
Outstanding	$42,234	$29,266
Exercisable	9,352	11,508
Exercised	7,688	2,801

Stock-based compensation associated with the Unit plans and the stock option plan is included in operating expenses as follows:

	Nine months ended December 31, 2011	Year ended March 31, 2011	Year ended March 31, 2010
Research and development	$825	$627	$598
General and administrative	3,302	2,958	3,217
Sales and marketing	2,052	1,338	715
	$6,179	$4,923	$4,530

Westport Innovations Inc. 2011 Annual Report	75

WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars except share and per share amounts)

Nine months ended December 31, 2011

and years ended March 31, 2011 and 2010

19.	Research and development expenses:

Research and development expenses are recorded net of program funding received or receivable. The research and development expenses had been incurred and program funding had been received or are receivable as follows:

	Nine months ended December 31, 2011	Year ended March 31, 2011	Year ended March 31, 2010
Research and development expenses	$46,061	$36,338	$27,546
Program funding (note 16)	(2,767)	(1,675)	(1,333)
Research and development	$43,294	$34,663	$26,213

20.	Income taxes:

(a)	The Company’s income tax provision differs from that calculated by applying the combined enacted Canadian federal and provincial statutory income tax rate of 26.5% for the nine months ended December 31, 2011 (years ended March 31, 2011 – 28.0%; March 31, 2010 – 29.6%) as follows:

	Nine months ended December 31, 2011	Year ended March 31, 2011	Year ended March 31, 2010
Loss before income taxes	$(17,169)	$(24,710)	$(19,048)

Expected income tax recovery	$4,550	$6,919	$5,638
Reduction (increase) in income taxes resulting from:
Permanent differences for interest on long-term debt and amortization of discount	13	(558)	(384)
Non-deductible stock-based compensation	(1,642)	(1,379)	(1,341)
Other permanent differences	(176)	(42)	(33)
Withholding taxes	(500)	(303)	(194)
Change in enacted rates	(213)	24	(951)
Foreign tax rate differences, foreign exchange and other adjustments	(4,308)	(3,285)	(1,119)
Change in valuation allowance	(13,391)	(11,023)	(10,008)
Income tax expense	$(15,667)	$(9,647)	$(8,392)

Westport Innovations Inc. 2011 Annual Report	76

WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars except share and per share amounts)

Nine months ended December 31, 2011

and years ended March 31, 2011 and 2010

20.	Income taxes (continued):

(b)	The significant components of the net deferred income tax assets and liabilities are as follows:

	December 31, 2011	March 31, 2011
Deferred income tax assets:
Net operating loss carry forwards	$51,296	$40,581
Intangible assets	873	2,918
Property, plant and equipment	3,109	2,066
Financing and share issuance costs	5,212	2,472
Warranty liability	11,889	6,447
Deferred revenue	861	3,092
Inventory	1,972	713
Unrealized foreign exchange	1,324	889
Research and development	2,086	534
Other	1,782	997
Total gross deferred income tax assets	80,404	60,709
Valuation allowance	(61,456)	(48,065)
Total deferred income tax assets	18,948	12,644

Deferred income tax liabilities:
Intangible assets	6,696	1,936
Property, plant and equipment	4,168	829
Other	8	281
Total deferred income tax liabilities	10,872	3,046

Total net deferred income tax assets	$8,076	$9,598

Allocated as follows:
Current deferred income tax assets	$6,447	$7,282
Long-term deferred income tax assets	5,075	2,316
Long-term deferred income tax liabilities	(3,446)	—
Total net deferred income tax assets	$8,076	$9,598

The valuation allowance is reviewed on a quarterly basis to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

The ultimate realization of deferred income tax assets is dependent on the generation of income during the future periods in which those temporary differences are expected to reverse. If the evidence does not exist that all the deferred income tax assets will be fully realized, a valuation allowance has been recorded.

The following is a summary of the changes in the deferred income tax asset valuation allowance:

	Nine months ended December 31, 2011	Year ended March 31, 2011
Beginning balance	$48,065	$32,368
Additions	13,391	15,697
Reductions	—	—
Ending deferred valuation allowance	$61,456	$48,065

Westport Innovations Inc. 2011 Annual Report	77

WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars except share and per share amounts)

Nine months ended December 31, 2011

and years ended March 31, 2011 and 2010

20.	Income taxes (continued):

(c)	The components of the Company’s income tax recovery (expense) are as follows:

		Income tax recovery (expense)
	Net income (loss) before income taxes	Current	Deferred	Total
Nine months ended December 31, 2011:
Canada	$(60,897)	$(500)	$—	$(500)
United States	42,923	(18,697)	1,775	(16,922)
Italy	(1,342)	(388)	2,205	1,817
Other	2,147	(45)	(17)	(62)
	$(17,169)	$(19,630)	$3,963	$(15,667)

Year ended March 31, 2011:
Canada	$(45,962)	$(304)	$(32)	$(336)
United States	21,633	(8,954)	(272)	(9,226)
Italy	1,015	372	(457)	(85)
Other	(1,396)	—	—	—
	$(24,710)	$(8,886)	$(761)	$(9,647)

Year ended March 31, 2010:
Canada	(39,297)	(201)	(41)	(242)
United States	20,774	(9,462)	1,312	(8,150)
Other	(525)	—	—	—
	$(19,048)	$(9,663)	$1,271	$(8,392)

(d)	The Company has loss carry forwards in the various jurisdictions available to offset future taxable income as follows:

Expiring in:	2012	2013	2014	2015	2016	2025 and later	Total
Canada	$—	$2,658	$2,466	$—	$—	$192,437	$197,561
Italy	—	—	—	—	—	3,685	3,685
United states	—	—	—	—	—	1,321	1,321
Sweden	—	—	—	—	—	776	776
Other	44	63	522	214	300	226	1,369
Total	$44	$2,721	$2,988	$214	$300	$198,445	$204,712

Westport Innovations Inc. 2011 Annual Report	78

WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars except share and per share amounts)

Nine months ended December 31, 2011

and years ended March 31, 2011 and 2010

20.	Income taxes (continued):

(e)	As at December 31, 2011, the Company has unrecognized tax benefits of $644 (March 31, 2011 – $nil) which is an increase based on tax positions related to the current year. All of these unrecognized tax benefits would affect the Company’s effective tax rate if recognized in future periods.

In cases where the Company is charged interest and penalties on uncertain tax positions that do not meet the recognition criteria, the Company includes these in interest expense and other operating expenses, respectively. As at December 31, 2011, the amount of accrued interest and penalties on unrecognized tax benefits was $161 (note 15(c)).

21.	Investment in Joint Ventures:

	December 31, 2011	March 31, 2011
Cummins Westport Inc. (a)	$17,728	$14,770
BTIC Westport Inc. (b)	151	151
	$17,879	$14,921

(a)	Cummins Westport Inc.:

The Company entered into a joint venture with Cummins on March 7, 2001. From inception until December 31, 2003, the Company was responsible for all capital contributions to fund operations. Initially and to December 31, 2003, the Company owned 100% of the common shares and Cummins owned 100% of the non-participating preferred shares, which were convertible into common shares for no consideration at the option of Cummins.

On December 16, 2003, the Company and Cummins amended the joint venture agreement to have CWI focus on and develop markets for alternative fuel engines. In addition, the two companies signed a Technology Partnership Agreement that creates a flexible arrangement for future technology development between Cummins and the Company. Under the terms of the amended joint venture agreement, Cummins exercised the conversion feature of the preferred shares effective January 1, 2004. However, the Company remained responsible for funding the profit and loss of CWI through CWI’s fiscal 2004 year for the period January 1 to December 31, 2004. Based on its economic interest in CWI, the Company continued to consolidate 100% of the results of operations from CWI until December 31, 2004. Cummins has agreed to manufacture engines for CWI’s business and transfer the engines to CWI at cost.

In consideration for this service, CWI agreed to pay Cummins a technology royalty access fee equal to 2.75% to a cumulative maximum of $10,400. As at December 31, 2011, CWI has paid royalties totaling $10,400.

Westport Innovations Inc. 2011 Annual Report	79

WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars except share and per share amounts)

Nine months ended December 31, 2011

and years ended March 31, 2011 and 2010

21.	Investment in Joint Ventures (continued):

(a)	Cummins Westport Inc. (continued):

CWI has provided a loan to Cummins under a demand loan agreement. The loan receivable bears interest monthly at a rate equal to the Bank of Canada prime corporate paper one-month rate in effect on the last day of each month. As at December 31, 2011, this rate was 1.06%. All outstanding interest is payable in United States dollars on or before December 15, 2011. Interest begins accruing on the date in which monies are advanced under the loan agreement. The loan is uncollateralized and is renewed annually.

The consolidated financial statements include 100% of the assets, liabilities, revenue and expenses of CWI as at and for all periods presented. From January 1, 2005, Cummins Inc. (“Cummins”) shares equally in the profits and losses of CWI. However, the Company has determined that CWI is a variable interest entity, and the Company is the primary beneficiary. Accordingly, the Company continues to consolidate CWI with Cummins’ share of CWI’s income included in “Joint venture partners’ share of income from joint ventures”. For the nine months ended December 31, 2011, the net income from CWI attributable to Cummins was $12,958 (years ended March 31, 2011 – $7,999, March 31, 2010 – $7,165). A summarized balance sheet is presented below:

	December 31, 2011	March 31, 2011
Current assets	$46,888	$36,855
Long-term assets	5,481	4,326
Total assets	$52,369	$41,181

	December 31, 2011	March 31, 2011
Current liabilities:
Current portion of warranty liability	$11,791	$11,443
Other current liabilities	8,546	5,250
	20,337	16,693
Long-term liabilities:
Warranty liability	8,039	7,738
Other long-term liabilities	8,095	3,720
	16,134	11,458
Total liabilities	$36,471	$28,151

Westport Innovations Inc. 2011 Annual Report	80

WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars except share and per share amounts)

Nine months ended December 31, 2011

and years ended March 31, 2011 and 2010

21.	Investment in Joint Ventures (continued):

(b)	BTIC Westport Inc.:

On July 21, 2006, the Company and Beijing Tianhai Industry Co. Ltd. (“BTIC”) of Beijing, China formed BWI to market liquefied natural gas (“LNG”) fuel tanks for vehicles. Through the 50:50 joint venture agreement and related license and supply agreements, BTIC and Westport share equally in the profits on products developed and sold by the joint venture. Headquartered in Beijing, China, BWI sells tanks for installation on any vehicle, regardless of the natural gas engine manufacturer.

The consolidated financial statements include 100% of the assets, liabilities, revenue, and expenses of BWI since the Company has determined that BWI is a variable interest entity and that the Company is the primary beneficiary. Accordingly, the Company consolidates BWI. For the nine months ended December 31, 2011, the net loss from BWI attributable to BTIC was $nil (years ended March 31, 2011 – $214, March 31, 2010 – $94).

22.	Commitments and contingencies:

The Company has obligations under operating lease arrangements that require the following minimum annual payments during the respective fiscal years:

2012	$4,122
2013	3,508
2014	1,565
2015	714
2016	659
$10,568

For the nine months ended December 31, 2011, the Company incurred operating lease expense of $2,070 (years ended March 31, 2011 – $1,599; March 31, 2010 – $1,459).

As at December 31, 2011, the Company’s wholly owned subsidiary Emer has provided a total amount of guarantees to third parties of $771 (€594), which include guarantees to its customers for the completion of specific supplies.

The Company is a party to a variety of agreements in the ordinary course of business under which it is obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of the Company’s product to customers where the Company provides indemnification against losses arising from matters such as product liabilities. The potential impact on the Company’s financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, the Company has not incurred material costs related to these types of indemnifications.

Westport Innovations Inc. 2011 Annual Report	81

WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars except share and per share amounts)

Nine months ended December 31, 2011

and years ended March 31, 2011 and 2010

23.	Segmented information:

The Company’s business operates in four reportable operating segments:

•	CWI which serves the medium- to heavy-duty engine markets. The fuel for CWI engines is typically carried on vehicles as compressed natural gas or liquefied natural gas;

•	Westport LD, which designs, produces and sells high-performance alternative fuel engines targeting the global CNG and LPG industrial and light-duty automotive market;

•	Westport HD, which offers a 15-litre LNG engine for the heavy-duty trucking market. Westport HD is our proprietary development platform, engaged in the engineering, design and marketing of natural-gas enabling technology for the heavy-duty diesel engine and truck market; and

•	Corporate, which includes corporate costs such as R&D, G&A, marketing, interest and other charges, foreign exchange and depreciation that cannot be attributed to a particular segment and are incurred by all segments.

These reporting segments offer different products and services and are managed separately as each business requires different technology and marketing strategies.

The accounting policies for the reportable segments are consistent with those described in note 2. The Company evaluates segment performance based on the net operating income (loss), which is before income taxes and does not include depreciation and amortization, foreign exchange gains and losses, bank charges, interest and other expenses, interest and other income, and gain on sale of long-term investments. The Company did not record any intersegment sales or transfers for the nine months ended December 31, 2011 and the years ended March 31, 2011 and 2010.

Westport Innovations Inc. 2011 Annual Report	82

WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars except share and per share amounts)

Nine months ended December 31, 2011

and years ended March 31, 2011 and 2010

23.	Segmented information (continued):

	Nine months ended December 31, 2011	Year ended March 31, 2011	Year ended March 31, 2010
Revenue:
CWI	$138,844	$111,287	$111,818
Westport LD	59,191	23,713	—
Westport HD	28,505	13,062	9,835
Corporate	—	—	—
	$226,540	$148,062	$121,653

Net operating income (loss):
CWI	$42,833	$25,399	$22,269
Westport LD	(8,820)	(2,183)	—
Westport HD	(23,221)	(18,371)	(22,085)
Corporate	(21,971)	(20,299)	(16,303)
	(11,179)	(15,454)	(16,119)

Depreciation and amortization:
CWI	(80)	(80)	(60)
Westport LD	(5,103)	(1,305)	—
Westport HD	—	—	—
Corporate	(1,097)	(2,070)	(1,768)
	(6,280)	(3,455)	(1,828)

Loss before undernoted	(17,459)	(18,909)	(17,947)
Other income (expense), net	290	(5,801)	(1,101)
Income before income taxes	$(17,169)	$(24,710)	$(19,048)

Capital expenditures:
CWI	$146	$442	$53
Westport LD	2,118	211	—
Corporate	11,005	2,960	151
	$13,269	$3,613	$204

For the nine months ended December 31, 2011, 60% (years ended March 31, 2011 – 60%; March 31, 2010 – 67%) of the Company’s revenue was from sales in the Americas, 18% (years ended March 31, 2011 – 15%; March 31, 2010 – 14%) from sales in Asia, and 22% (years ended March 31, 2011 – 25%; March 31, 2010—19%) from sales elsewhere.

Westport Innovations Inc. 2011 Annual Report	83

WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars except share and per share amounts)

Nine months ended December 31, 2011

and years ended March 31, 2011 and 2010

23.	Segmented information (continued):

As at December 31, 2011, total goodwill of $55,814 (March 31, 2011 – $8,202) was allocated to the Westport LD segment. As at December 31, 2011, total long-term investments of $7,732 (March 31, 2011 – $5,622) was allocated to the Corporate segment and $637 (March 31, 2011 – $nil) was allocated to the Westport LD segment. Total assets are allocated as follows:

	December 31, 2011	March 31, 2011
CWI	$52,369	$41,181
Westport LD	101,324	46,708
Westport HD and corporate	202,982	185,485
	$356,675	$273,374

Capital assets and goodwill information by geographic area:

	December 31, 2011	March 31, 2011
Italy	$72,378	$12,755
Canada	16,294	6,701
Sweden	2,519	—
United States	812	787
Australia	32	—
China	22	42
	$92,057	$20,285

24.	Financial instruments:

(a)	Financial risk management:

The Company has exposure to liquidity risk, credit risk, foreign currency risk, and interest rate risk.

(b)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company has sustained losses and negative cash flows from operations since inception. At December 31, 2011, the Company has $85,677 of cash, cash equivalents, and short-term investments.

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WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars except share and per share amounts)

Nine months ended December 31, 2011

and years ended March 31, 2011 and 2010

24.	Financial instruments (continued):

(b)	Liquidity risk (continued):

The following are the contractual maturities of financial obligations as at December 31, 2011:

	Carrying amount	Contractual cash flows	< 1 year	1-3 years	4-5 years	> 5 years
Accounts payable and accrued liabilities	$55,807	$55,807	$55,807	—	—	—
Unsecured subordinated debentures (1)	35,398	44,077	2,246	41,831	—	—
Long-term payable (2)	9,330	9,859	—	9,859	—	—
Senior financing (3)	24,871	28,791	8,124	8,866	9,493	2,308
Senior revolving financing (3)	11,360	14,386	12,191	1,033	1,033	129
Other bank financing	2,557	2,720	1,711	470	395	144
Other long-term debt	2,629	2,845	1,236	1,347	260	2
Operating lease commitments	—	10,568	4,122	5,073	1,373	—
Royalty payments(4)	—	23,735	1,327	2,655	19,753	—
	$141,952	$192,788	$86,764	$71,134	$32,307	$2,583

(1)	Includes interest at 9%.
(2)	Includes interest at 3.72%.
(3)	Includes interest at 4.1%, the rate in effect at December 31, 2011.
(4)	From fiscal 2011 to 2015, inclusive, the Company is obligated to pay annual royalties equal to the greater of $1,327 (CDN$1,350) or 0.33% of the Company’s gross annual revenue from all sources, provided that gross revenue exceeds CDN$13,500 in any aforementioned fiscal year, up to a maximum of $27,718 (CDN$28,189). The Company has assumed the minimum required payments.

The Company expects to be able to meet its future financial obligations with its current source of funds. However, there are uncertainties related to the timing of the Company’s cash inflows and outflows, specifically around the sale of inventories and amounts required for market and product development costs. These uncertainties include the volume of commercial sales related to its natural gas engines and fuel system products and the development of markets for, and customer acceptance of, these products. As a result, the Company may need to seek additional equity or arrange debt financing, which could include additional lines of credit, in order to meet its financial obligations.

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WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars except share and per share amounts)

Nine months ended December 31, 2011

and years ended March 31, 2011 and 2010

24.	Financial instruments (continued):

(c)	Credit risk:

Credit risk arises from the potential that a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash and cash equivalents, short-term investments, accounts receivable and loan receivable. The Company manages credit risk associated with cash and cash equivalents and short-term investments by regularly consulting with its current bank and investment advisors and investing primarily in liquid short-term paper issued by Schedule 1 Canadian banks, R1 rated companies and governments. The Company monitors its portfolio, and its policy is to diversify its investments to manage this potential risk.

The Company is also exposed to credit risk with respect to uncertainties as to timing and amount of collectability of accounts receivable and loans receivable. As at December 31, 2011, 77% (March 31, 2010 – 85%) of accounts receivable relates to customer receivables, 2% (March 31, 2010 – 8%) relates to government grants receivable and 21% (March 31, 2010 – 7%) relates to amounts due from partners and indirect and value added taxes receivable. The loan receivable in current assets is due from Cummins Inc., a large U.S. based engine manufacturer and the Company’s joint venture partner. The Company is also exposed to credit risk on a loan receivable from a private energy company (note 7). In order to minimize the risk of loss for customer receivables, the Company’s extension of credit to customers involves review and approval by senior management as well as progress payments as contracts are executed. Most sales are invoiced with payment terms in the range of 30 days to 90 days. The Company reviews its customer receivable accounts and regularly recognizes an allowance for doubtful receivables as soon as the account is determined not to be fully collectible. Estimates for allowance for doubtful debts are determined by a customer-by-customer evaluation of collectability at each balance sheet reporting date, taking into consideration past due amounts and any available relevant information on the customers’ liquidity and financial position.

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable, loan receivable and other assets of $164,604 at December 31, 2011 represents the Company’s maximum credit exposure.

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WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars except share and per share amounts)

Nine months ended December 31, 2011

and years ended March 31, 2011 and 2010

24.	Financial instruments (continued):

(d)	Foreign currency risk:

Foreign currency risk is the risk that the fair value of future cash flows of financial instruments will fluctuate because of changes in foreign currency exchange rates. The Company conducts a significant portion of its business activities in foreign currencies, primarily the United States dollar (“U.S.”) and the Euro (“Euro”). Cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and long-term debt that are denominated in foreign currencies will be affected by changes in the exchange rate between the Canadian dollar and these foreign currencies.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by transacting with third parties in U.S. dollars and Canadian dollars to the maximum extent possible and practical. The Company attempts to limit its exposure to foreign currency risk by holding a combination of Canadian and U.S. denominated cash and cash equivalents and short-term investments based on forecasted Canadian or U.S. dollar net expenditures. The Company currently does not enter into any forward foreign currency contracts to further limit its exposure.

The Company’s functional currency is the Canadian dollar. The U.S. dollar and the Euro carrying amount of financial instruments subject to exposure to foreign currency risk in the consolidated balance sheet at December 31, 2011 is as follows:

U.S. dollars
Cash and cash equivalents	$28,311
Short-term investments	11,955
Accounts receivable	781
Other assets	2,446
Accounts payable	3,484

Euros
Cash and cash equivalents	€339
Long-term debt	7,193

If foreign exchange rates on December 31, 2011 had changed by 25 basis points, with all other variables held constant, net loss for the year ended December 31, 2011 would have changed by $100 and $17 for US dollar denominated and Euro denominated financial instruments, respectively. The Company’s exposure to currencies other than U.S. dollars and Euros is not material.

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WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars except share and per share amounts)

Nine months ended December 31, 2011

and years ended March 31, 2011 and 2010

24.	Financial instruments (continued):

(e)	Interest rate risk:

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is subject to interest rate risk on its loan receivable and certain long-term debt with variable rates of interest. The Company limits its exposure to interest rate risk by continually monitoring and adjusting portfolio duration to align to forecasted cash requirements and anticipated changes in interest rates.

If interest rates for the year ended December 31, 2011 had changed by 50 basis points, with all other variables held constant, net loss for the year ended December 31, 2011 would have changed by $17.

(f)	Fair value of financial instruments:

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, loan receivable and accounts payable and accrued liabilities approximate their fair values due to the short-term period to maturity of these instruments.

The Company’s short-term investments are recorded at fair value. The long-term investment represents our interests in the WWI and Minda-Emer joint ventures, which are accounted for using the equity method.

The carrying value reported in the balance sheets for obligations under capital lease, which is based upon discounted cash flows, approximates its fair value.

Other assets consist of a note receivable from by a private energy company (note 8). It is recorded at the outstanding principal amount plus accrued interest. Given that the company is private, there is a lack of observable market data. However, the Company believes that the carrying value of the note approximates its fair value as the interest rate of 12.5% represents a market-based rate that would be demanded for a note with similar terms and conditions.

The Company also received warrants to purchase common shares under the Note and Warrant Purchase Agreement. As the shares are privately held, there is a lack of observable market data and the fair value of the common shares is not readily determinable. The Company believes the fair value of the warrants is nominal given the counterparty’s development activities are still at an early stage.

The carrying value reported in the balance sheet for the unsecured subordinated debenture notes (note 13(a)) approximates its fair value, based on market rates of interest for similar indebtedness. Additionally, the interest rate on the notes approximates the interest rate being demanded in the market for debt with similar terms and conditions.

The carrying value reported in the balance sheet for other long-term payable (note 13(b)) is recorded at amortized cost using the effective interest rate method. It is being accreted to the gross proceeds of €7,600 that is payable to OMVL on July 2, 2013 at the effective interest rate of 3.65%. As at December 31, 2011, the fair value of the long-term debt is higher than its carrying value by $191 based on a market interest rate of 2.35%.

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WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars except share and per share amounts)

Nine months ended December 31, 2011

and years ended March 31, 2011 and 2010

24.	Financial instruments (continued):

(f)	Fair value of financial instruments (continued):

The carrying value reported in the balance sheet for senior financing agreements (note 13(c)) approximates its fair value as at December 31, 2011, as the interest rate on the debt is floating and therefore approximates the market rate of interest. The Company’s credit spread also has not substantially changed from the 2.5% premium currently paid.

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –	Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1. When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model-derived valuations with inputs that are observable in active markets. Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.

As at December 31, 2011, cash and cash equivalents and short-term investments are measured at fair value on a recurring basis and are included in Level 1.

25.	Subsequent events:

On February 20, 2012, the Company entered into an amended and restated joint venture agreement (“JVA”) with Cummins Inc. for the CWI joint venture. The JVA was amended to provide for, among other things, clarification concerning the scope of products within CWI. In addition, the parties have revised certain economic terms of the JVA.

Under the prior JVA, CWI had a global exclusive right to design, engineer, and market mid-range on-road spark-ignited natural gas engines based on Cummins diesel engines manufactured in Cummins facilities. The Company and Cummins have agreed in the amended and restated JVA to focus CWI’s future product development on North American markets including engines for on-road applications between the displacement range of 5.9 litres through 12 litres, and to have these engines manufactured in Cummins North American plants.

The joint venture will now have a term ending December 31, 2021 and can be terminated under certain circumstances before the end of the term, including in the event of a material breach of the agreement by, or in the event of a change of control of, one of the parties.

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WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars except share and per share amounts)

Nine months ended December 31, 2011

and years ended March 31, 2011 and 2010

25.	Subsequent events (continued):

On February 22, 2012, the Company announced its offering of 5,500,000 common shares at a price of $43.25 per share in the United States and Canada, for gross proceeds of $237,875. The Company granted the underwriters of the offering an option to purchase an additional 825,000 common shares at the offering price. On February 27, 2012, the Company announced the closing of its offering of common shares, including the exercise of the underwriters’ over-allotment option in full. With the exercise of the option, the Company issued a total of 6,325,000 common shares under the offering for gross proceeds of $273,556.

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Shareholder Information

Directors and Executive Officers

name / position	place of residence	start date	Audit	HR & Compensation	Nominating & Governance	Strategy
John A. Beaulieu Chairman and Director	Vancouver, Washington	September, 1997	•	•	•	•
Warren J. Baker Director	Avila Beach, California	September, 2002		•	•	•
M.A. (Jill) Bodkin Director	Vancouver, British Columbia	July, 2008	•	•		•
David R. Demers Chief Executive Officer and Director	West Vancouver, British Columbia	March, 1995			•	•
Dezsö J. Horváth Director	Toronto, Ontario	September, 2001	•			•
Douglas R. King Director	Hillsborough, California	January, 2012				•
William (Bill) E. Larkin Chief Financial Officer	Blaine, Washington	February, 2010				
Sarah Liao Sau Tung Director	Hong Kong, China	July, 2008				•
Albert T. Maringer Director	Canmore, Alberta	July, 2008		•		•
Gottfried (Guff) Muench Director	West Vancouver, British Columbia	July, 2010	•			•
Nicholas C. Sonntag Executive Vice President, Corporate Development President, Westport Europe and Asia	Gibsons, British Columbia	October, 2006				
Elaine A. Wong Executive Vice President, Strategic Development	Vancouver, British Columbia	September, 2001				

Corporate Information

Westport Shareholder Services

Shareholders with questions about their account—including change of address, lost stock certificates, or receipt of multiple mail-outs and other related inquiries—should contact our Transfer Agent and Registrar:

Computershare Investor Services Inc.
510 Burrard Street, 3rd Floor
Vancouver, British Columbia, Canada :: V6C 3B9
tel: 604-661-9400 :: **fax:** 604-661-9549

Legal Counsel

Bennett Jones LLP :: Calgary, Alberta, Canada

Auditors

KPMG LLP Chartered Accountants :: Vancouver, British Columbia, Canada

Stock Listings

NASDAQ: WPRT :: **Toronto Stock Exchange:** WPT

Annual & Special Meeting of Shareholders

Thursday, April 12, 2012 at 2:00 PM (Pacific) at the Fairmont Hotel Vancouver, 900 West Georgia Street, Vancouver, British Columbia.

Westport on the Internet

Topics featured in this Annual Report can be found on our websites:

Westport Innovations Inc.	**westport.com**
Westport HD	**westport-hd.com**
Westport LD	**westport-ld.com**
Westport WiNG™ Power System	**wingpowersystem.com**
Cummins Westport Inc.	**cumminswestport.com**
Weichai Westport	**weichai-westport.com**

The information on these websites is not incorporated by reference into this Annual Report. Financial results, Annual Information Form, news, services, and other activities can also be found on the Westport website, on SEDAR at **www.sedar.com**, or at the SEC at **www.sec.gov**. Shareholders and other interested parties can also sign up to receive news updates:

via email	invest@westport.com
via RSS	westport.com/rss
via Twitter	@WestportWPRT

Contact Information

101 – 1750 West 75th Avenue
Vancouver, British Columbia, Canada :: V6P 6G2
tel: 604-718-2000 :: **fax:** 604-718-2001 :: **invest@westport.com**

Forward Looking Statements

This document contains forward-looking statements about Westport's business, operations, technology development, and/or about the environment in which it operates, which are based on Westport's estimates, forecasts, and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport's control and may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward looking statements. These risks include risks relating to the timing and demand for our products, future success of our business strategies and other risk factors described in our most recent Annual Information Form and other filings with securities regulators. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

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